Filed Pursuant to Rule 424(b)5
File No. 333-198523

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Amount to be registered (1)	Maximum offering price per unit	Maximum aggregate offering price (2)	Amount of registration fee (2)
Common Stock, par value $0.01 per share	34,500,000	$10.10	$348,450,000	$40,489.89

(1)	Includes 4,500,000 additional shares of Common Stock issuable upon exercise of the underwriters’ option to purchase additional shares.
(2)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 14, 2015)

30,000,000 Shares

WPX Energy, Inc.

Common Stock

We are offering 30,000,000 shares of our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “WPX.” On July 16, 2015, the last reported sale price for our common stock on the New York Stock Exchange (the “NYSE”) was $10.34 per share.

We intend to use the net proceeds of this offering, the net proceeds from our concurrent senior note and mandatory convertible preferred stock offerings (together, the “Concurrent Offerings”), cash on hand and borrowings under our revolving credit facility, to finance the acquisition of RKI Exploration & Production, LLC (“RKI”), including the repayment of certain debt of RKI as described in this prospectus supplement, and to pay related fees and expenses. This offering is not contingent on the consummation of the Acquisition (as defined herein) or the Concurrent Offerings. If the Acquisition is not consummated, we would use the net proceeds from this offering for working capital needs or general corporate purposes (including the repayment of indebtedness and other acquisitions). Accordingly, if you decide to purchase common stock in this offering, you should be willing to do so whether or not we complete the Acquisition or the Concurrent Offerings.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-22 of this prospectus supplement.

	Per share	Total
Public offering price	$10.1000	$303,000,000
Underwriting discount	$0.3535	$10,605,000
Proceeds, before expenses, to WPX Energy, Inc.	$9.7465	$292,395,000

We have granted the underwriters an option to purchase, exercisable within 30 days from the date of this prospectus supplement, up to an additional 4,500,000 shares of our common stock at the public offering price, less the underwriting discount.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our common stock to investors on or about July 22, 2015.

Joint Book-Running Managers

Barclays	Tudor, Pickering, Holt & Co.

BofA Merrill Lynch	Citigroup	J.P. Morgan	Wells Fargo Securities

Joint Lead Managers

Credit Suisse	RBC Capital Markets

Co-Managers

BBVA	Credit Agricole CIB	MUFG
Piper Jaffray	Scotia Howard Weil	TD Securities
BB&T Capital Markets	BNP PARIBAS	BOSC, Inc.
Capital One Securities		Heikkinen Energy Advisors
IBERIA Capital Partners L.L.C.		Seaport Global Securities

Prospectus Supplement dated July 16, 2015.

In making your investment decision, you should rely only on the information included or incorporated by reference in this prospectus supplement and the accompanying base prospectus or to which this prospectus supplement refers or that is contained in any free writing prospectus relating to the common stock. We and the underwriters have not authorized anyone to provide you with any other information. If you receive any other information, you should not rely on it.

We and the underwriters are offering to sell the common stock only in places where offers and sales are permitted.

Prospectus Supplement

Prospectus

About This Prospectus	1
Risk Factors	2
Prospectus Summary	3
Cautionary Note Regarding Forward-Looking Statements	4
Use of Proceeds	6
Ratio of Earnings to Fixed Charges	6
Description of Capital Stock	7
Description of Debt Securities	12
Certain ERISA Considerations	21
Plan of Distribution	23
Legal Matters	23
Experts	23
Where You Can Find Additional Information; Incorporation of Certain Documents by Reference	24

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INFORMATION ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is part of a registration statement on Form S-3 that we filed with the SEC as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act. By using a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, any combination of the securities described in this prospectus supplement and the accompanying base prospectus. As allowed by the SEC rules, this prospectus supplement does not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits, as well as the accompanying base prospectus, any documents incorporated by reference herein or therein and any applicable free writing prospectus. Statements contained in this prospectus supplement and the accompanying base prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of the related matters.

You should rely only on the information provided in this prospectus supplement, the accompanying base prospectus, together with any information incorporated by reference, and any free writing prospectus. We have not authorized any person to provide you with any additional or different information. If given or made, any such other information or representation should not be relied upon as having been authorized by us. We are not making an offer to sell our securities in any jurisdiction where an offer or sale is not permitted.

You should also read and carefully consider the information in the documents we have referred you to in “Where You Can Find Additional Information; Incorporation of Certain Documents by Reference” below. Information incorporated by reference after the date of this prospectus supplement is considered a part of this prospectus supplement and may add, update or change information contained in this prospectus supplement. The information in this prospectus supplement, the accompanying base prospectus or any document incorporated by reference herein or therein is accurate only as of the date contained on the cover of such documents. Neither the delivery of this prospectus supplement, nor any accompanying base prospectus, nor any sale made under this prospectus supplement and any accompanying base prospectus will, under any circumstances, imply that the information in this prospectus supplement or any accompanying base prospectus is correct as of any date after this prospectus supplement or any accompanying base prospectus. Any information in such subsequent filings that is inconsistent with this prospectus supplement or any accompanying base prospectus (or any document previously incorporated by reference herein or therein) will supersede the information in this prospectus supplement or such accompanying base prospectus (or such document previously incorporated by reference herein or therein).

In this prospectus supplement, except as otherwise indicated or as the context otherwise requires, “WPX,” “we,” “our,” “our company” and “us” refer to WPX Energy, Inc., a Delaware corporation, and all of its subsidiaries and do not include RKI and its subsidiaries.

Unless we specifically state otherwise, the information in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, assumes the completion of the Concurrent Offerings, and that the underwriters for this offering and the Mandatory Convertible Offering do not exercise their options to purchase additional shares of common stock or mandatory convertible preferred stock. In addition, unless we specifically state otherwise, the information in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, does not give effect to the Acquisition.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, any free writing prospectus and the documents incorporated by reference herein and in the accompanying base prospectus include forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. These forward-looking statements relate to anticipated financial performance, management’s plans and objectives for future operations, business prospects, outcome of regulatory proceedings, market conditions and other matters.

All statements, other than statements of historical facts, included in any of the foregoing documents that address activities, events or developments that we expect, believe or anticipate will exist or may occur in the future, are forward-looking statements.

Forward-looking statements can be identified by various forms of words such as “anticipates,” “believes,” “seeks,” “could,” “may,” “should,” “continues,” “estimates,” “expects,” “forecasts,” “intends,” “might,” “goals,” “objectives,” “targets,” “planned,” “potential,” “projects,” “scheduled,” “will” or other similar expressions. These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to management and include, among others, statements regarding:

•	Amounts and nature of future capital expenditures;

•	Expansion and growth of our business and operations;

•	Financial condition and liquidity;

•	Business strategy;

•	Estimates of proved natural gas and oil reserves;

•	Reserve potential;

•	Development drilling potential;

•	Cash flow from operations or results of operations;

•	Acquisitions or divestitures, including the consummation of the Acquisition and its effects on us;

•	Seasonality of our business; and

•	Natural gas, natural gas liquids (“NGLs”) and crude oil prices and demand.

Forward-looking statements are based on numerous assumptions, uncertainties and risks that could cause future events or results to be materially different from those stated or implied in this prospectus supplement, the accompanying base prospectus or the documents incorporated by reference herein or therein. Many of the factors that will determine these results are beyond our ability to control or predict. Specific factors that could cause actual results to differ from results contemplated by the forward-looking statements include, among others, the following:

•

Availability of supplies (including the uncertainties inherent in assessing, estimating, acquiring and developing future natural gas and oil reserves), market demand, volatility of prices and the availability and cost of capital;

•

Inflation, interest rates, fluctuation in foreign exchange and general economic conditions (including future disruptions and volatility in the global credit markets and the impact of these events on our customers and suppliers);

•	The strength and financial resources of our competitors;

•	Development of alternative energy sources;

•	The impact of operational and development hazards;

•

Costs of, changes in, or the results of laws, government regulations (including climate change regulation and/or potential additional regulation of drilling and completion of wells), environmental liabilities, litigation and rate proceedings;

S-iii

•	Changes in maintenance and construction costs;

•	Changes in the current geopolitical situation;

•	Our exposure to the credit risk of our customers;

•	Risks related to strategy and financing, including restrictions stemming from our debt agreements, future changes in our credit ratings and the availability and cost of credit;

•	Risks related to transaction and acquisition-related costs in connection with the Acquisition;

•	Risks associated with future weather conditions;

•	Acts of terrorism; and

•	Additional risks described in our filings with the SEC.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Given the uncertainties and risk factors that could cause our actual results to differ materially from those contained in any forward-looking statement, we caution investors not to unduly rely on our forward-looking statements. Forward-looking statements speak only as of the date they are made. We disclaim any obligation to and do not intend to update the above list or to announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

In addition to causing our actual results to differ, the factors listed above and referred to below may cause our intentions to change from those statements of intention set forth in or incorporated by reference in this prospectus supplement or the accompanying base prospectus. Such changes in our intentions may also cause our results to differ. We may change our intentions, at any time and without notice, based upon changes in such factors, our assumptions or otherwise.

NON-GAAP FINANCIAL MEASURES

We refer to the term Adjusted EBITDAX (as described in “Summary—Summary Historical Consolidated Financial Data of WPX” and “Summary—Summary Unaudited Pro Forma Condensed Combined Financial Information”) in various places in this prospectus supplement. Adjusted EBITDAX is a supplemental financial measure that is not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). This measure excludes a number of significant items, including our interest expense and depreciation, depletion and amortization expense. Our measurement of Adjusted EBITDAX may not be comparable to those of other companies. Please see “Summary—Summary Historical Consolidated Financial Data of WPX” for a discussion of our use of such measure and a reconciliation of Adjusted EBITDAX to the most closely comparable financial measure calculated in accordance with GAAP.

We also refer to PV-10 in this prospectus supplement (as described in “Summary—Summary Historical Reserve and Operating Data of WPX”). The present value of estimated future net revenues discounted at an annual rate of 10 percent (“PV-10”) is not a GAAP financial measure and is derived from the standardized measure, which is the most directly comparable GAAP financial measure. PV-10 is a computation of the standardized measure on a pre-tax basis. PV-10 is equal to the standardized measure of discounted future net cash flows at the applicable date, before deducting future income taxes, discounted at 10 percent. We believe that the presentation of PV-10 is relevant and useful to investors because it presents the discounted future net cash flows attributable to our estimated proved reserves prior to taking into account future corporate income taxes, and it is a useful measure for evaluating the relative monetary significance of our oil and natural gas assets. Further, investors may utilize the measure as a basis for comparison of the relative size and value of our reserves to other companies. We use this measure when assessing the potential return on investment related to our oil and natural gas assets. PV-10, however, is not a substitute for the standardized measure of discounted future net cash flows. Our PV-10 measure and the standardized measure of discounted future net cash flows do not purport to present the fair value of our oil and natural gas reserves.

S-iv

GLOSSARY OF OIL AND GAS TERMS

In this prospectus supplement, the following terms have the meanings specified below.

Barrel—means one barrel of petroleum products that equals 42 U.S. gallons.

Bcf—means one billion cubic feet.

Bcfe—means one billion cubic feet of gas equivalent determined using the ratio of one barrel of oil, condensate or NGLs to six thousand cubic feet of natural gas.

Boe—means one barrel of oil equivalent, calculated by converting natural gas volumes to equivalent oil barrels at a ratio of six Mcf to one barrel of oil.

LOE—means lease and other operating expense excluding production taxes, ad valorem taxes and gathering, processing and transportation fees.

MBbls—means one thousand barrels.

MBbls/d—means one thousand barrels per day.

Mcf—means one thousand cubic feet.

Mcfe—means one thousand cubic feet of gas equivalent using the ratio of one barrel of oil, condensate or NGLs to six thousand cubic feet of natural gas.

MMBbls—means one million barrels.

MBoe—means one thousand barrels of oil equivalent.

MBoe/d—means one thousand barrels of oil equivalent per day.

MMboe—means one million barrels of oil equivalent.

MMbtu—means one million British Thermal Units.

MMcf—means one million cubic feet.

MMcf/d—means one million cubic feet per day.

MMcfe—means one million cubic feet of gas equivalent using the ratio of one barrel of oil, condensate or NGLs to six thousand cubic feet of natural gas.

MMcfe/d—means one million cubic feet of gas equivalent per day using the ratio of one barrel of oil, condensate or NGLs to six thousand cubic feet of natural gas.

Net acres—means gross acreage multiplied by working interest percentage.

NGLs—means natural gas liquids; natural gas liquids result from natural gas processing and crude oil refining and are used as petrochemical feedstocks, heating fuels and gasoline additives, among other applications.

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SUMMARY

This summary highlights certain information concerning our business and this offering. It does not contain all of the information that may be important to you and to your investment decision. The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto in this prospectus supplement and the accompanying base prospectus and the documents incorporated by reference herein and therein. You should carefully read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein and should consider, among other things, the matters set forth in “Risk Factors” before deciding to invest in our common stock.

Our Company

Incorporated in 2011, we are an independent oil and natural gas exploration and production company engaged in the exploitation and development of long-life unconventional properties. We are focused on developing and growing our oil positions in the Williston Basin in North Dakota and the San Juan Basin in the southwestern United States and on profitably exploiting our significant natural gas reserves base and related NGLs in the Piceance Basin of the Rocky Mountain region. On July 13, 2015, we executed an agreement to make our entry into the Delaware Basin (which is a subset of the Permian Basin), as described below under “—RKI Acquisition.”

We have built a geographically diverse portfolio of natural gas and oil reserves through organic development and strategic acquisitions. Our domestic proved reserves at December 31, 2014 were 4,360 Bcfe. As of December 31, 2014, our domestic reserves reflect a mix of 72 percent natural gas, 18 percent crude oil and 10 percent NGLs. During 2014, we replaced our domestic production for all commodities at a rate of 94 percent. For oil alone, we replaced 421 percent of our oil production during 2014. Our Piceance Basin operations form the majority of our proved reserves and current production, providing a low-cost, scalable asset base.

Our principal areas of operation are the Williston Basin in North Dakota, the San Juan Basin in New Mexico and Colorado, and the Piceance Basin in Colorado. Pending the closing of the Acquisition (as defined in “—RKI Acquisition”), we will have an additional core operating area in the Delaware Basin, which spans parts of New Mexico and Texas.

Our principal executive office is located at 3500 One Williams Center, Tulsa, Oklahoma 74172. Our telephone number is 855-979-2012. We maintain an Internet site at www.wpxenergy.com. Except for our filings with the SEC that are incorporated by reference into this prospectus supplement or the accompanying base prospectus, the information on or accessible through our website is not a part of this prospectus supplement or the accompanying base prospectus.

Our Business Strategy

Our business strategy is to create shareholder value by increasing production over time of oil, natural gas, and NGLs, expanding our margins, and finding and developing reserves.

Focused, Long-Term Portfolio Management. We are focused on long-term profitable growth. Our objective over time is to grow our production within our cash flow. With that in mind, we regularly evaluate the performance of our assets and, when appropriate, we consider divestitures of assets that are no longer a part of our strategic focus. Since the beginning of 2014, we have completed approximately $1.2 billion of asset divestitures, which have allowed us to focus solely on our core areas. With regard to our core assets, we expect to allocate capital to the most profitable opportunities based on commodity price cycles and other market conditions, enabling us to grow our reserves and production in a manner that maximizes our returns on investments. Following the closing of the Acquisition, we expect the acquired assets in the Delaware Basin to compete favorably from a return standpoint with our existing assets.

Build Asset Scale. We expect to opportunistically acquire acreage positions in areas where we feel we can establish significant scale and replicate cost-efficient development practices, such as through our pending

Acquisition. We may also consider other “bolt-on” transactions that drive operational efficiencies through increased scale. We manage costs by establishing large scale, contiguous acreage blocks where we operate a majority of the properties. We believe this strategy allows us to better achieve economies of scale and apply continuous technological improvements in our operations. We have a history of acquiring undeveloped properties that meet our expected return requirements and other acquisition criteria to expand upon our existing positions as well as acquiring undeveloped acreage in new geographic areas that offer significant resource potential.

Margin Expansion through Focus on Costs. We seek to expand our margins by focusing on opportunities to reduce our cost structure. As we rationalize our portfolio and reduce our areas of focus to core basins, we have the opportunity to improve our cost structure and ensure that our organization is in alignment with our margin growth objectives.

Continue Oil Development and Increase Optionality. We believe that efforts to develop our oil properties will yield a more balanced commodity mix in our production, providing us with the option of focusing on the commodity with the best returns under different market conditions. This optionality positions us to better protect and grow our cash flows. We have engaged and will continue to engage in commodity derivative hedging activities to maintain a degree of cash flow stability. Typically, we target hedging approximately 50 percent of expected revenue from domestic production during a current calendar year in order to strike an appropriate balance of commodity price upside with cash flow protection, although we may vary from this level based on our perceptions of market risk. As of March 31, 2015, we have hedged approximately three-fourths of our anticipated 2015 natural gas production at a weighted average price of $4.10 per MMbtu, and approximately two-thirds of anticipated 2015 oil production at a weighted average price of $94.88 per barrel. After giving effect to the Acquisition, we expect that approximately 435,929 MMbtu of our combined July-December 2015 natural gas production would be hedged at a weighted average price of approximately $4.05 per MMbtu and approximately 30,872 barrels of our combined July-December 2015 oil production would be hedged at a weighted average price of approximately $85.14 per barrel.

Maintain Financial Flexibility. We believe our continued focus on cost reductions, increased capital efficiency and oil production growth will allow us to generate increased and sustainable annual cash flows from operations. This cash flow, combined with our capital structure and available sources of liquidity, will allow us to efficiently develop and grow our resource base and pursue reserve growth throughout a variety of commodity price environments.

RKI Acquisition

On July 13, 2015, we entered into a definitive merger agreement (the “Merger Agreement”) to acquire RKI, a privately held exploration and production company, for consideration of approximately $2.75 billion, consisting of 40 million unregistered shares of our common stock valued at $11.729 per share and approximately $2.28 billion in cash (the “Acquisition”). The cash consideration is subject to closing adjustments and will also be reduced by our assumption of $400 million of aggregate principal amount of RKI notes and any amounts outstanding under RKI’s revolving credit facility. We expect to close the Acquisition in the third quarter of 2015, subject to satisfaction of customary closing conditions. In connection with the Acquisition, RKI intends either (i) to contribute its Powder River Basin assets and other properties outside the Delaware Basin to a wholly-owned

RKI subsidiary, the ownership interests of which will be paid to RKI’s equity holders in connection with the Acquisition, or (ii) to dispose of such assets in a third party sale. We refer to either the contribution or sale of such assets in this prospectus supplement as the “RKI Dispositions.”

Unless otherwise indicated, references in this prospectus supplement to RKI, its business or the Acquisition give effect to the RKI Dispositions, the redemption of RKI’s $400 million aggregate principal amount of 8.500% Senior Notes due 2021 (the “RKI Notes”) and the repayment of its revolving credit facility. As of June 30, 2015, RKI had $585 million outstanding under its revolving credit facility, with an average weighted interest rate of 2.7%, and had $0.8 million face amount of letters of credit outstanding. All outstanding amounts we repay under RKI’s revolving credit facility in connection with the Acquisition will result in a reduction in the cash consideration paid to RKI’s equity holders. In the alternative, if RKI’s revolving credit facility is repaid prior to the Acquisition as part of the RKI Dispositions, the cash consideration paid to RKI’s equity holders for the Acquisition will not be reduced by such repayment amount. Pursuant to the Merger Agreement, certain equity holders of RKI will receive our common stock as consideration in a private placement, and these equity holders will have registration rights with respect to such common stock. Following the Acquisition, RKI will be our wholly-owned subsidiary.

RKI is engaged in the acquisition, exploration, development and production of oil and natural gas properties located onshore in the continental United States, concentrated primarily in the Permian Basin, and more specifically the Delaware Basin sub-area, which spans parts of New Mexico and Texas. The Permian Basin is one of the most prolific hydrocarbon producing regions in the United States and spans an area approximately 250 miles wide by 300 miles long. The basin is characterized by numerous stacked reservoirs, high oil and natural gas content, extensive production history, long-lived reserves and high drilling success rates. The Permian Basin has produced more than 29 billion barrels of oil and 75 trillion cubic feet of natural gas since the first producing well was drilled.

All of RKI’s Permian properties are located in the Delaware Basin, where it has accumulated approximately 165,000 gross acres (92,000 net acres), with core operations located in Eddy, Lea and Chaves Counties in New Mexico and Loving, Pecos, Reeves, Ward and Winkler Counties in Texas. RKI acquired the majority of its current acreage in the basin in December 2006, and approximately 98% of the leasehold is held by production.

In recent years, RKI’s drilling activity has primarily focused on the development of the Bone Spring interval (which includes the Avalon sand and shales, and the Bone Spring sands, shales and carbonates) through RKI’s horizontal drilling program, and the shallower Delaware sand interval, which to date has been drilled with vertical wells. In 2014, RKI additionally emphasized the deeper Wolfcamp Shale formation, resulting in 22 gross (22) net wells drilling during the year. The Wolfcamp Shale formation has yielded favorable production results and will continue to be the emphasis of drilling activity in 2015. RKI is currently running four operated rigs, and we would plan to increase to six operated rigs by the end of 2015.

RKI operates 659 gross producing wells in the Delaware Basin with an average working interest of approximately 93%. RKI’s average net daily production from its Delaware Basin properties for the year ended December 31, 2014 was 18.7 MBoe/d, 43% of which was oil, 23% NGLs and 34% natural gas. RKI’s average net daily production from its Delaware Basin properties for the three months ended March 31, 2015 was 18.5 MBoe/d, 52% of which was oil, 14% NGLs and 34% natural gas. RKI’s current exit rate production in the Delaware Basin properties is 22 MBoe/d, 53% of which was oil, 16% NGLs and 31% natural gas. As of December 31, 2014, RKI had proved reserves in the Delaware Basin of 101.5 MMBoe, 40% of which was oil, 25% NGLs and 35% natural gas.

RKI has assembled a multi-year inventory of more than 8,500 drilling locations (approximately 900 of which are vertical well locations) in this area based on an assumed 40-acre vertical well spacing for Delaware sand targets, 80-acre horizontal well spacing for Avalon and Leonard shale targets, and 160-acre horizontal well spacing for Bone Spring sand and Wolfcamp shale targets. We believe 3,600 of these locations are economic at current prices and will allow us to significantly grow our proved reserves and production in the Delaware Basin.

RKI historically maintained a strong commitment to developing the necessary midstream and operational infrastructure to support drilling activities and keep pace with production growth, including investing in low and high pressure gathering lines, compression systems, electrical power supply systems, fresh water supply systems and saltwater disposal systems. RKI’s gathering system has 192 miles of active pipeline and four operated compressor stations capable with 90 MMcf/d of gas compression capacity. RKI also possesses a produced water disposal system with 174 miles of pipeline across two states and 39 active disposal wells capable of disposing 200,000 barrels per day. Other midstream assets include 16 miles of active fresh water transfer pipeline. The midstream assets provide a competitive advantage and reduce reliance on third parties for takeaway capacity.

Acquisition Rationale

We believe the Acquisition accomplishes several strategic objectives for us and is complementary to our business strategies in the following ways:

•

Build Asset Scale. The Acquisition provides an entry into the Delaware Basin, a significant resource play with multiple horizons of oil in place. The asset scale and concentrated acreage position will allow for efficient, low-cost development activities over a number of years.

•

Increase Margins. The Delaware assets associated with the Acquisition contain both current oil production and undeveloped resource potential, allowing for an increase in near term cash margins, along with the potential for oil reserve and production growth in the future.

•

Continue Oil Development. The entry into a new, oil-focused basin and the incremental drilling returns associated with the Acquisition will provide additional optionality to our portfolio, providing for a more balanced commodity mix and the opportunity to allocate capital in an additional basin.

•

Operational Excellence. Our management team’s history of operating large-scale resource development plays will be complemented by the addition of a proven, established operational team from RKI and the associated midstream assets that provide the necessary infrastructure to increase development operations.

Financing Transactions

Concurrently with this offering of common stock, we are offering $1.2 billion in aggregate principal amount of our senior notes, comprising Senior Notes due 2020 and Senior Notes due 2023 (the “Notes Offering”), which we expect to price on July 17, 2015. Concurrently with this offering of common stock, we offered $350 million of aggregate liquidation preference of our 6.25% series A mandatory convertible preferred stock (or $402.5 million of aggregate liquidation preference if the underwriters exercise their option to purchase additional shares in full) (the “Mandatory Convertible Offering”).

This offering of common stock is expected to be consummated prior to the closing of the Acquisition. We intend to use the net proceeds from this offering, the net proceeds from our Concurrent Offerings, cash on hand and borrowings under our revolving credit facility to finance the Acquisition, including the redemption of the RKI Notes and repayment of any amounts outstanding under RKI’s revolving credit facility, and to pay related fees and expenses. We refer to this offering, the Notes Offering, the Mandatory Convertible Offering, the redemption of the RKI Notes and any repayment of RKI’s revolving credit facility as the “Financing Transactions.” See also “—RKI Acquisition” and “Use of Proceeds” for more information regarding the repayment of RKI’s debt.

On July 16, 2015, we obtained certain amendments to our existing senior unsecured revolving credit facility. The amendments modify our revolving credit facility to, among other things, amend our financial covenants.

The consummation of this offering of common stock is not conditioned on the consummation of the Notes Offering, the Mandatory Convertible Offering or the Acquisition. The notes and the shares of mandatory convertible preferred stock offered in the Concurrent Offerings are being offered pursuant to separate prospectus supplements. The Acquisition is not conditioned on the consummation of any of this offering or the Concurrent Offerings. However, if the Acquisition is not consummated by the Outside Date or the Merger Agreement is terminated at any time prior thereto, the notes will be subject to a special mandatory redemption, and, if the Acquisition is not consummated by the Outside Date, the Merger Agreement is terminated at any time prior thereto or we determine in our reasonable judgment that the Acquisition will not occur, we will have the right, but not the obligation, to redeem the mandatory convertible preferred stock. The Notes Offering and the Mandatory Convertible Offering will not be conditioned on the consummation of this offering, each other or the Acquisition.

In connection with the Acquisition, on July 13, 2015 we obtained commitments (the “Bridge Commitment”) from Barclays Bank PLC in the form of a senior unsecured bridge facility (the “Bridge Facility”) in an aggregate amount up to $2.0 billion. If we are unable to consummate this Offering or the Concurrent Offerings, we may draw on the Bridge Facility to finance the Acquisition.

We cannot assure you that we will complete the Acquisition or any of the other Financing Transactions on the terms contemplated in this prospectus supplement or at all.

Other Recent Developments

Portfolio Updates

During the second quarter of 2015, we announced and subsequently closed a transaction in which we monetized a package of marketing contracts we held in Marcellus Shale. These transactions provided over $200 million in cash proceeds, and released at least $390 million in future demand payment obligations associated with 135 million btu per day of firm transportation capacity on Transco’s Northeast Supply Link project.

We also announced in June 2015 that we are increasing our activity in Williston Basin during the second half of 2015 by resuming completion operations and increasing our rig count. We plan to add two additional rigs during the year, and expect to exit 2015 with three rigs running on Williston acreage. This increased activity is made possible by a combination of increased estimated ultimate recoveries, favorable results from larger stimulations, and structural changes to lower costs.

Additionally, we announced and closed in June 2015 the purchase of an additional 14,300 acres in the Gallup oil play of the San Juan Basin in New Mexico for $26 million. This acquisition increased our total position in the play to over 100,000 acres and raised our total remaining gross drillable locations to approximately 500.

June 30, 2015 Estimates

Although our consolidated financial statements are not yet available for the quarter ended June 30, 2015, we currently expect the following for the quarter ended June 30, 2015: (a) total production of approximately 165 Mboe/d, including at least 32 MBbls/d of oil production, (b) Adjusted EBITDAX of $215 million to $235 million and (c) capital expenditures of $130 million to $155 million. We have not reconciled the second quarter 2015 EBITDAX range because applicable information on which this reconciliation is based is not readily available at this time and, accordingly, cannot be included without unreasonable effort. Additionally, we had approximately $320 million in cash and cash equivalents at June 30, 2015. Our full year production guidance, before consideration of the Acquisition, is 152 Mboe/d to 160 Mboe/d. This data is based upon our estimates and is subject to revision based upon our financial closing procedures and the completion of our financial statements and has not been reviewed by our independent registered accounting firm. Our actual results may be materially different from our estimates. In addition, these estimated results are not necessarily indicative of our results for any future period.

The Offering

The following summary describes the principal terms of this offering of our common stock. Refer to the section of the accompanying prospectus entitled “Description of Capital Stock” for a more detailed description of the terms of our common stock. As used in this section, the terms “us,” “we,” or “our” refer to WPX Energy, Inc. and not any of its subsidiaries.

Issuer	WPX Energy, Inc.

Shares We Are Offering	30,000,000 shares of our common stock.

Underwriters’ Option	We have granted the underwriters a 30-day option to purchase up to 4,500,000 additional shares of our common stock at the public offering price, less the underwriting discount.

Shares Outstanding After This Offering	234.8 million shares (or 239.3 million shares if the underwriters exercise their option to purchase additional shares in full)[1]

Use of Proceeds	We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and after estimated offering expenses, will be approximately $292 million. We intend to use the net proceeds from this offering, the net proceeds from our Concurrent Offerings, cash on hand and borrowings under our revolving credit facility, to finance the Acquisition, including the repayment of certain debt of RKI, and to pay related fees and expenses. See “Use of Proceeds.”

Listing	Our common stock is listed on the NYSE under the symbol “WPX.”

Transfer Agent and Registrar	Computershare Trust Company, N.A.

[1]	Based on 204.8 million shares of our common stock outstanding as of March 31, 2015, and:

•	excludes 40 million shares of our common stock that will be issued pursuant to the Merger Agreement in connection with the Acquisition;

•

excludes any shares of common stock issuable upon conversion of the $350 million aggregate liquidation preference of our mandatory convertible preferred stock (or $402.5 million aggregate liquidation preference if the underwriters exercise their option to purchase additional shares our mandatory convertible preferred stock in full) or any shares of common stock that may be issued in payment of a dividend on such mandatory convertible preferred stock;

•	excludes 2.9 million shares that may be issued pursuant to outstanding stock options as of March 31, 2015 at a weighted average exercise price of $15.09;

•	excludes 5.2 million non-vested restricted share units that will vest over an average of 2 years; and

•	excludes 2.6 additional shares of our common stock that may be issued under our equity incentive plan and an employee stock purchase plan.

Risk Factors	Investing in the common stock involves certain risks. You should consider the information under “Risk Factors” and the other information included or incorporated by reference into this prospectus supplement and the accompanying base prospectus before investing in our common stock.

Summary Historical Consolidated Financial Data of WPX

The following information has been derived from our consolidated financial statements as of and for the three-month period ended March 31, 2015 and 2014 and as of and for each of the years in the three-year period ended December 31, 2014. Because the following information is only a summary and does not provide all of the information contained in our financial statements, including the related notes, you should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015. See “Where You Can Find Additional Information; Incorporation of Certain Documents by Reference.” The results of interim periods are not necessarily indicative of results that may be expected for the full year.

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014	2013	2012
	(Unaudited)	(Unaudited)
	(In millions, except per share amounts)
Consolidated Statements of Operations Data:
Revenues:
Product revenues:
Natural gas sales	$167	$317	$1,002	$896	$1,193
Oil and condensate sales	117	149	724	534	376
Natural gas liquid sales	23	61	205	228	297

Total product revenues	307	527	1,931	1,658	1,866
Gas management	158	561	1,120	891	949
Net gain (loss) on derivatives not designated as hedges	105	(195)	434	(124)	78
Other	2	1	8	6	7

Total revenues	572	894	3,493	2,431	2,900
Costs and expenses:
Lease and facility operating	57	60	244	227	202
Gathering, processing and transportation	73	89	328	350	434
Taxes other than income	22	35	126	102	68
Gas management, including charges for unutilized pipeline capacity	109	391	987	931	996
Exploration	7	15	173	423	71
Depreciation, depletion and amortization	216	193	810	858	884
Impairment of producing properties and costs of acquired unproved reserves	—	—	20	860	123
Loss on sale of working interests in the Piceance Basin	—	—	196	—	—
Gain on sale of assets	(69)	—	—	—	—
General and administrative	64	67	271	269	265
Other—net	26	2	12	12	14

Total costs and expenses	505	852	3,167	4,032	3,057

Operating income (loss)	67	42	326	(1,601)	(157)
Interest expense	(33)	(29)	(123)	(108)	(102)
Investment income, impairment of equity method investment and other	1	—	1	(19)	1

Income (loss) from continuing operations before income taxes	35	13	204	(1,728)	(258)
Provision (benefit) for income taxes	13	13	75	(624)	(84)

Income (loss) from continuing operations	22	—	129	(1,104)	(174)
Income (loss) from discontinued operations	46	19	42	(87)	(37)

Net income (loss)	68	19	171	(1,191)	(211)
Less: Net income (loss) attributable to noncontrolling interests	1	1	7	(6)	12

Net income (loss) attributable to WPX Energy, Inc.	$67	$18	$164	$(1,185)	$(223)

Amounts attributable to WPX Energy, Inc.:
Basic earnings (loss) per common share:
Income (loss) from continuing operations	$0.11	$—	$0.63	$(5.45)	$(0.87)
Income (loss) from discontinued operations	0.22	0.09	0.18	(0.46)	(0.25)

Net income (loss)	$0.33	$0.09	0.81	$(5.91)	$(1.12)

Weighted-average shares	204.1	201.5	202.7	200.5	198.8
Diluted earnings (loss) per common share:
Income (loss) from continuing operations	$0.11	$—	$0.62	$(5.45)	$(0.87)
Income (loss) from discontinued operations	0.21	0.09	0.18	(0.46)	(0.25)

Net income (loss)	$0.32	$0.09	0.80	$(5.91)	$(1.12)

Weighted-average shares	205.9	205.2	206.3	200.5	198.8

	As of March 31,	As of December 31,
	2015	2014	2013
	(Unaudited)
	(In millions)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$82	$41	$47
Properties and equipment, net (successful efforts method of accounting)	$6,911	$6,842	$6,760
Total assets	$8,103	$8,798	$8,429
Long-term debt	$2,000	$2,280	$1,911
Total equity	$4,389	$4,428	$4,210

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014	2013	2012
	(Unaudited)	(Unaudited)
		(In millions)
Consolidated Statement of Cash Flow:
Net cash provided by operating activities	$194	$206	$1,070	$636	$796
Net cash provided by (used in) investing activities	$87	$(354)	$(1,437)	$(1,111)	$(1,204)
Net cash (used in) provided by financing activities	$(269)	$112	$344	$426	$37

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014	2013	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In millions)
Other Financial Data:
Adjusted EBITDAX(1)	$252	$277	$967	$648	$890

(1)	See “—Reconciliation of Adjusted EBITDAX.”

Reconciliation of Adjusted EBITDAX

Adjusted EBITDAX represents earnings before interest expense, income taxes, depreciation, depletion and amortization and exploration expenses and includes adjustments for net (gain) loss on derivatives not designated as hedges, net cash received (paid) on settlement of derivatives not designated as hedges, loss on the sale of working interests in the Piceance Basin, gain on sale of assets, impairments and discontinued operations. We believe this non-GAAP measures provides useful information regarding our ability to meet future debt service, capital expenditures and working capital requirements.

Adjusted EBITDAX, however, is not defined by GAAP and should not be considered in isolation or as an alternative to other financial data prepared in accordance with GAAP or as an indicator of our operating performance. Adjusted EBITDAX does not represent and should not be considered as an alternative to net income, as determined in accordance with GAAP, and our calculation thereof may not be comparable to similarly entitled measures reported by other companies. Although we use Adjusted EBITDAX as a measure to assess the operating performance of our business, Adjusted EBITDAX has significant limitations as an analytical tool because it excludes certain material costs. For example, Adjusted EBITDAX does not take into account a number of significant items, including our interest expense and depreciation, depletion and amortization expense. Our calculation of Adjusted EBITDAX for the periods presented is set forth below:

	Reconciliation of Adjusted EBITDAX
	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014	2013	2012
	(Unaudited)	(Unaudited)
	(In millions)
Net income (loss)	$68	$19	$171	$(1,191)	$(211)
Interest expense	33	29	123	108	102
Provision (benefit) for income taxes	13	13	75	(624)	(84)
Depreciation, depletion and amortization	216	193	810	858	884
Exploration	7	15	173	423	71

EBITDAX	$337	$269	$1,352	$(426)	$762

Net (gain) loss on derivatives not designated as hedges	(105)	195	(434)	124	(78)
Net cash received (paid) on settlement of derivatives not designated as hedges	135	(168)	(125)	(17)	46
Loss on sale of working interests in the Piceance Basin	—	—	196	—	—
(Gain) on sale of assets(1)	(69)	—	—	—	—
Impairments of producing properties, costs of acquired unproved reserves and equity investments(2)	—	—	20	880	123
(Income) loss from discontinued operations	(46)	(19)	(42)	87	37

Adjusted EBITDAX	$252	$277	$967	$648	$890

(1)	The gain on sale of assets relates to the sale of a portion of our Appalachian Basin operations and the release of certain transportation capacity.
(2)	The impairments in 2013 represent the following:

•	$772 million impairment of proved producing oil and gas properties in the Appalachian Basin;

•	$88 million impairment of capitalized costs of acquired unproved reserves in the Kokopelli area of the Piceance Basin; and

•	$20 million impairment of an equity-method investment in the Appalachian Basin.

The impairments in 2012 represent the following:

•	$75 million impairment of capitalized cost of acquired unproved reserves in the Piceance Basin; and

•	$48 million impairment of proved producing oil and gas properties in the Green River Basin.

Summary Unaudited Pro Forma Condensed Combined Financial Information

The summary unaudited pro forma condensed combined financial information presented below reflects the pro forma effect of the Financing Transactions and the Acquisition (including the RKI Dispositions). The summary unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2015 and 2014 and the year ended December 31, 2014 assume the Acquisition, RKI Dispositions, this offering, the Concurrent Offerings and borrowing under our revolving credit facility in connection with the Acquisition had occurred on January 1, 2014. The summary unaudited pro forma condensed combined financial information is presented for illustrative purposes only to reflect the Acquisition, the RKI Dispositions, this offering, the Concurrent Offerings and the borrowings under our revolving credit facility in connection with the Acquisition and do not represent what our actual results of operations or financial position would actually have been had the transaction occurred on January 1, 2014, or project our results of operations or financial position for any future periods The pro forma adjustments are based on available information and certain assumptions that management believes are factually supportable and are expected to have a continuing impact on our results of operations.

The following information should be read in conjunction with our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015, as well as unaudited pro forma condensed combined financial information contained herein and RKI’s consolidated financial statements contained in our Current Report on Form 8-K filed with the SEC on July 14, 2015. See “Unaudited Pro Forma Condensed Combined Financial Information” and “Where You Can Find Additional Information; Incorporation of Certain Documents by Reference.”

	Pro Forma Combined
	Twelve Months Ended March 31, 2015(1)	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014	Year Ended December 31, 2014
	(Unaudited)
	(In millions, except per share amounts)
Combined Statements of Operations Data:
Revenues:
Product revenues:
Natural gas sales	$901	$174	$335	$1,062
Oil and condensate sales	910	153	202	959
Natural gas liquid sales	197	25	70	242

Total product revenues	2,008	352	607	2,263
Gas management	717	158	561	1,120
Net gain (loss) on derivatives not designated as hedges	818	131	(203)	484
Other	9	2	1	8

Total revenues	3,552	643	966	3,875
Costs and expenses:
Lease and facility operating	295	69	71	297
Gathering, processing and transportation	320	75	89	334
Taxes other than income	134	25	40	149
Gas management, including charges for unutilized pipeline capacity	705	109	391	987
Exploration	166	7	15	174
Depreciation, depletion and amortization	971	251	223	943
Impairment of producing properties and costs of acquired unproved reserves	20	—	—	20
Loss on sale of working interests in the Piceance Basin	196	—	—	196
Gain on sale of assets	(69)	(69)	—	—
General and administrative	308	73	73	308
Other—net	36	26	2	12

Total costs and expenses	3,082	566	904	3,420

Operating income (loss)	470	77	62	455
Interest expense	(218)	(56)	(52)	(214)
Investment income and other	2	1	—	1

Income (loss) from continuing operations before income taxes	254	22	10	242
Provision (benefit) for income taxes	85	8	12	89

Income (loss) from continuing operations	169	14	(2)	153
Less: Dividends on preferred stock	(22)	(5)	(5)	(22)

Net income attributable to WPX Energy, Inc. common shareholders	$147	$9	$(7)	$131

Amounts attributable to WPX Energy, Inc.:
Basic earnings (loss) per common share:
Income (loss) from continuing operations	$0.54	$0.03	$(0.03)	$0.48

Weighted-average shares		274.1	271.5	272.7
Diluted earnings (loss) per common share:
Income (loss) from continuing operations	$0.54	$0.03	$(0.03)	$0.48

Weighted-average shares		275.9	271.5	276.3
Pro forma Adjusted EBITDAX(2)	$1,134	$288	$332	$1,178

(1)	The summary pro forma combined statement of operations data for the twelve months ended March 31, 2015 has been derived by adding the summary pro forma combined statement of operations data for the year ended December 31, 2014 and the summary pro forma combined statement of operations data for the three months ended March 31, 2015 and subtracting the summary pro forma combined statement of operations data for the three months ended March 31, 2014.
(2)	See “—Reconciliation of Pro Forma Adjusted EBITDAX.”

Reconciliation of Pro Forma Adjusted EBITDAX

Pro Forma Adjusted EBITDAX represents pro forma earnings before interest expense, income taxes, depreciation, depletion and amortization and exploration expenses and includes adjustments for net (gain) loss on derivatives not designated as hedges, net cash received (paid) on settlement of derivatives not designated as hedges, loss on the sale of working interests in the Piceance Basin, gain on sale of assets and impairments. We believe this non-GAAP measures provides useful information regarding our ability to meet future debt service, capital expenditures and working capital requirements.

Pro Forma Adjusted EBITDAX, however, is not defined by GAAP and should not be considered in isolation or as an alternative to other financial data prepared in accordance with GAAP or as an indicator of our operating performance. Pro Forma Adjusted EBITDAX does not represent and should not be considered as an alternative to net income or income from continuing operations, as determined in accordance with GAAP, and our calculation thereof may not be comparable to similarly entitled measures reported by other companies. Although we use Pro Forma Adjusted EBITDAX as a measure to assess the operating performance of our business, Pro Forma Adjusted EBITDAX has significant limitations as an analytical tool because it excludes certain material costs. For example, Pro Forma Adjusted EBITDAX does not take into account a number of significant items, including our interest expense and depreciation, depletion and amortization expense. Our calculation of Pro Forma Adjusted EBITDAX for the periods presented is set forth in the following table.

	Reconciliation of Pro Forma Adjusted EBITDAX
	Calculated Twelve Months Ended March 31, 2015	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014	Year Ended December 31, 2014
	(Unaudited)
	(In millions)
Income (loss) from continuing operations	$169	$14	$(2)	$153
Interest expense	218	56	52	214
Provision (benefit) for income taxes	85	8	12	89
Depreciation, depletion and amortization	971	251	223	943
Exploration	166	7	15	174

EBITDAX	$1,609	$336	$300	$1,573

Net (gain) loss on derivatives not designated as hedges	(818)	(131)	203	(484)
Net cash received (paid) on settlement of derivatives not designated as hedges	196	152	(171)	(127)
Loss on sale of working interests in the Piceance Basin	196	—	—	196
(Gain) on sale of assets	(69)	(69)	—	—
Impairment of producing properties, costs of acquired unproved reserves	20	—	—	20

Pro Forma Adjusted EBITDAX	$1,134	$288	$332	$1,178

Summary Historical Reserve and Operating Data of WPX

We have significant oil and gas producing activities primarily in the Williston, San Juan and Piceance, Basins located in the United States. Prior to our divestiture of our ownership interest in Apco Oil and Gas International Inc. in January 2015, we had international oil and gas producing activities, primarily in Argentina. Proved reserves related to international activities were less than 5 percent of our total international and domestic proved reserves as of December 31, 2014. Accordingly, unless specifically stated otherwise, the information in this section relates only to the oil and gas activities in the United States. You should refer to “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 incorporated by reference herein and the other documents incorporated by reference herein and therein when evaluating the material presented below.

Oil and Gas Reserves

We prepare our own reserves estimates and approximately 88 percent of our domestic reserves as of December 31, 2014 are audited by Netherland, Sewell & Associates, Inc. We have not filed on a recurring basis estimates of our total proved net oil, NGL and gas reserves with any U.S. regulatory authority or agency other than with the U.S. Department of Energy and the SEC. The estimates furnished to the Department of Energy have been consistent with those furnished to the SEC.

The following table presents summary combined data with respect to our proved natural gas and oil reserves as of the dates indicated.

	As of December 31,
	2014	2013	2012
Domestic Proved Reserves(1):
Natural Gas (Bcf)(2)	3,149.6	3,629.8	3,369.1
Oil (MMBbls)	130.8	102.9	76.5
NGLs (MMBbls)	70.8	85.7	110.4

Total (Bcfe)(2)	4,359.6	4,761.6	4,490.5

Total (MMboe)(2)	726.6	793.6	748.4

Proved Developed (MMboe)	452.3	462.9	450.4
Proved Undeveloped (MMboe)	274.3	330.7	298.0

Total (MMboe)(2)	726.6	793.6	748.4

PV-10 (in millions)(3)	$4,956	$3,895	$2,340

(1)	The SEC defines proved oil and gas reserves (Rule 4-10(a) of Regulation S-X) as those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation.
(2)	Included are reserves related to our Appalachia and Powder River Basin assets, which have been or are intended to be sold.
(3)	PV-10 is derived from the standardized measure of discounted future net cash flows, which is the most directly comparable GAAP financial measure. PV-10 is a computation of the standardized measure of discounted future net cash flows on a pre-tax basis. PV-10 is equal to the standardized measure of discounted future net cash flows at the applicable date, before deducting future income taxes, discounted at 10 percent. We believe that the presentation of PV-10 is relevant and useful to investors because it presents the discounted future net cash flows attributable to our estimated proved reserves prior to taking into account future corporate income taxes, and it is a useful measure for evaluating the relative monetary significance of our oil and natural gas assets. Further, investors may utilize the measure as a basis for comparison of the relative size and value of our reserves to other companies. We use this measure when assessing the potential return on investment related to our oil and natural gas assets. PV-10, however, is not a substitute for the standardized measure of discounted future net cash flows. Our PV-10 measure and the standardized measure of discounted future net cash flows do not purport to present the fair value of our oil and natural gas reserves.

The following table provides a reconciliation of PV-10 to the standardized measure of discounted future net cash flows at December 31, 2014, 2013 and 2012:

	As of December 31,
(in millions)	2014	2013	2012
PV-10	$4,956	$3,895	$2,340
Present value of future income taxes discounted at 10%	(1,073)	(931)	(391)

Standardized measure of discounted future net cash flows (a)	$3,883	$2,964	$1,949

(a)	Standardized measure represents the present value of estimated future cash inflows from proved natural gas and oil reserves, less future development and production costs and income tax expenses, discounted at ten percent per annum to reflect timing of future cash flows and using certain pricing assumptions. Specifically, for the years ended December 31, 2014, 2013 and 2012, the average domestic combined natural gas and NGL equivalent price was $4.34, $3.63 and $3.01 per Mcfe, respectively. The average domestic oil price used in the estimates for the years ended December 31, 2014, 2013 and 2012 was $83.62, $92.16 and $82.32 per barrel, respectively.

The following table sets forth our estimated domestic net proved reserves for our largest areas of activity expressed by product and on a gas equivalent basis as of December 31, 2014.

	As of December 31, 2014
	Gas (Bcf)	Oil (MMBbls)	NGL (MMBbls)	Equivalent (MBcfe)	Equivalent (MMboe)
Piceance Basin	2,162.1	7.6	54.4	2,534.5	422.4
Williston Basin	50.3	101.3	9.5	715.5	119.2
San Juan Basin	426.3	21.8	6.7	596.8	99.5
Appalachian Basin(1)	297.8	—	—	297.8	49.6
Powder River Basin(1)	200.1	—	—	200.1	33.3
Other	13.0	0.1	0.2	14.9	2.6

Total Proved-Domestic	3,149.6	130.8	70.8	4,359.6	726.6

(1)	Included are reserves that have been, or are intended to be sold.

Oil and Gas Production, Production Prices and Production Costs

The following table summarizes our production volumes for the periods indicated.

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014	2013	2012
Production Sales Volume Data:(1)
Natural gas (MMcf)	63,476	71,531	280,386	295,934	321,162
Oil (MBbls)	3,117	1,737	9,244	5,919	4,394
NGLs (MBbls)	1,518	1,587	6,250	7,415	10,392
Combined equivalent volumes (MMcfe)	91,291	91,475	373,352	375,940	409,877
Combined equivalent volumes (MBoe)	15,215	15,246	62,225	62,657	68,313
Production Sales Volume Per Day:
Natural Gas (MMcf/d)	705	795	768	811	878
Oil (MBbls/d)	35	19	25	16	12
NGL (MBbls/d)	17	18	17	20	28
Combined equivalent volumes (MMcfe/d)	1,014	1,016	1,023	1,030	1,120
Combined equivalent volume (Mboed/d)	169.0	169.3	170.5	171.7	186.6

(1)	Excludes production from our discontinued operations.

The following tables summarize our domestic sales prices, including the Appalachian Basin, for the years indicated.

	Year Ended December 31,
	2014	2013	2012
Domestic realized average price per unit(1):
Natural gas:
Natural gas excluding all derivative settlements (per Mcf)	$3.57	$3.01	$2.40
Impact of hedges (per Mcf)	—	0.02	1.32

Natural gas including hedges (per Mcf)	3.57	3.03	3.72
Impact of net cash received (paid) related to settlement of derivatives not designated as hedges (per Mcf)	(0.10)	(0.07)	0.04

Natural gas net price including all derivative settlements (per Mcf)	$3.47	$2.96	$3.76

Oil:
Oil excluding all derivative settlements (per barrel)	$78.32	$90.21	$83.34
Impact of hedges (per barrel)	—	—	2.23

Oil including hedges (per barrel)	78.32	90.21	85.57
Impact of net cash received (paid) related to settlement of derivatives not designated as hedges (per barrel)	2.01	1.52	0.35

Oil net price including all derivative settlements (per barrel)	$80.33	$91.73	$85.92

NGL:
NGL excluding all derivative settlements (per barrel)	$32.79	$30.72	$28.56
Impact of net cash received (paid) related to settlement of derivatives not designated as hedges (per barrel)	1.12	0.08	1.56

NGL net price including all derivative settlements (per barrel)	$33.91	$30.80	$30.12

Combined commodity price per Mcfe, including all derivative settlements(2)	$5.17	$4.41	$4.55

(1)	Excludes operations classified as discontinued operations.
(2)	Realized average prices reflect realized market prices, net of fuel and shrink.

	Year Ended December 31,
	2014	2013	2012
Domestic Expenses per Mcfe(1):
Operating expenses:
Lifting costs and workovers	$0.53	$0.47	$0.40
Facilities operating expense	0.06	0.07	0.04
Other operating and maintenance	0.06	0.06	0.05

Total LOE	$0.65	$0.60	$0.49
Gathering, processing and transportation charges	0.88	0.93	1.06
Taxes other than income	0.34	0.27	0.17

Total production cost	$1.87	$1.80	$1.72

General and administrative	$0.73	$0.71	$0.65

Depreciation, depletion and amortization	$2.17	$2.28	$2.16

(1)	Excludes operations classified as discontinued operations.

Summary Combined Historical Reserve and Operating Data of RKI

The estimates of RKI’s net proved reserves in the Permian Basin as of December 31, 2014 are based on reserve reports prepared by LaRoche Petroleum Consultants, Ltd., RKI’s independent reserve engineers.

Year Ended December 31, 2014
Permian Basin Estimated Proved Reserves(1)
Oil (MMBbls)	40.2
Natural gas (Bcf)	213.8
NGLs (MMBbls)	25.7

Total proved reserves (MMboe)	101.5

Proved developed reserves (MMboe)	59.3
Proved undeveloped reserves (MMboe)	42.2

101.5

PV-10 (in millions)(2)	$1,503

(1)	Proved reserves were calculated using prices equal to the twelve-month unweighted arithmetic average of the first-day-of-the-month prices for the prior twelve months. The prices used for each respective reserve report, after consideration for price differentials, are as follows: December 31, 2014 – $86.79 per Bbl of oil, $4.27 per Mcf of natural gas, $28.50 per Bbl of NGLs.
(2)	The PV-10 is not a GAAP financial measure and is derived from the standardized measure of discounted future net cash flows, which is the most directly comparable GAAP financial measure. PV-10 is a computation of the standardized measure of discounted future net cash flows on a pre-tax basis. PV-10 is equal to the standardized measure of discounted future net cash flows at the applicable date, before deducting future income taxes, discounted at 10 percent. At December 31, 2014, the PV-10 of RKI totaled $2,040 million of which $537 million is associated with RKI’s non-Permian assets and $1,503 million is associated with the Permian assets. RKI’s total standardized measure of discounted future cash flows as of December 31, 2014 was $1,664 million, or a difference of $376 million to RKI’s PV-10. The difference represents the discounted income tax effect as determined in the calculation of the standardized measure of discounted future net cash flows.

The following table summarizes RKI’s Permian Basin production volumes for the periods indicated.

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014	2013	2012
Permian Basin Production Sales Volume Data :
Natural gas (MMcf)	3,380	3,351	13,720	9,237	3,336
Oil (MBbls)	875	594	2,963	1,942	1,227
NGLs (MBbls)	229	361	1,556	879	187
Combined equivalent volumes (MMcfe)(1)	10,008	9,082	40,836	26,166	11,820
Combined equivalent volumes (MBoe)	1,668	1,513	6,806	4,361	1,970
Production Sales Volume Per Day:
Natural Gas (MMcf/d)	37.5	37.2	37.6	25.3	9.1
Oil (MBbls/d)	9.7	6.6	8.1	5.3	3.4
NGL (MBbls/d)	2.5	4.0	4.3	2.4	0.5
Combined equivalent volumes (MMcfe/d)(1)	111.0	100.8	112.2	71.4	32.4
Combined equivalent volumes (MBoe/d)(1)	18.5	16.8	18.7	11.9	5.4

(1)	Conversions were made using the ratio of one barrel of oil, condensate or NGL to six thousand cubic feet of natural gas.

The following table summarizes RKI’s Permian Basin sales prices for the periods indicated.

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014	2013	2012
Natural gas excluding all derivative settlements (per Mcf)	$2.26	$5.05	$4.39	$3.36	$2.97
Oil excluding all derivative settlements (per barrel)	$41.24	$87.81	$79.40	$90.62	$84.93
NGL excluding all derivative settlements (per barrel)	$5.87	$27.11	$23.37	$24.27	$28.88
Combined commodity price per MBoe, excluding all derivative settlements	$27.03	$53.10	$48.76	$52.36	$60.69

Productive Wells

The following table presents RKI’s Permian Basin productive wells as of December 31, 2014.

	Oil Wells		Natural Gas Wells		Total Wells
	Gross	Net	Gross	Net	Gross	Net
Permian Basin	1,039	537	567	185	1,606	723

RISK FACTORS

Before you decide to invest in the common stock, you should consider the factors set forth below as well as the risk factors discussed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which is incorporated by reference in this prospectus supplement and the accompanying base prospectus. See “Where You Can Find Additional Information; Incorporation of Certain Documents by Reference.”

Risk Factors Relating to the Acquisition

If the Acquisition is consummated, we may be unable to successfully integrate RKI’s operations or to realize targeted cost savings, revenues or other benefits of the Acquisition.

We entered into the Merger Agreement because we believe that the Acquisition will be beneficial to us. Achieving the targeted benefits of the Acquisition will depend in part upon whether we can integrate RKI’s businesses in an efficient and effective manner. We may not be able to accomplish this integration process smoothly or successfully. The successful acquisition of producing properties, including those acquired from RKI, requires an assessment of several factors, including:

•	recoverable reserves;

•	future natural gas and oil prices and their appropriate differentials;

•	availability and cost of transportation of production to markets;

•	availability and cost of drilling equipment and of skilled personnel;

•	development and operating costs and potential environmental and other liabilities;

•	regulatory, permitting and similar matters; and

•	our ability to obtain external financing to fund the purchase price.

The accuracy of these assessments is inherently uncertain. In connection with these assessments, we have performed a review of the subject properties that we believe to be generally consistent with industry practices. Our review may not reveal all existing or potential problems or permit us to become sufficiently familiar with the properties to fully assess their deficiencies and potential recoverable reserves. Inspections will not always be performed on every well, and environmental problems are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of the problems. As is the case with the Acquisition, we are often not entitled to contractual indemnification for environmental liabilities and acquire properties on an “as is” basis, and, as is the case with certain liabilities associated with the assets to be acquired, we are entitled to indemnification for only certain environmental liabilities. The integration process may be subject to delays or changed circumstances, and we can give no assurance that the acquired properties will perform in accordance with our expectations or that our expectations with respect to integration or cost savings as a result of the Acquisition will materialize.

Significant acquisitions, including the Acquisition, and other strategic transactions may involve other risks that may cause our business to suffer, including:

•	diversion of our management’s attention to evaluating, negotiating and integrating significant acquisitions and strategic transactions;

•	the challenge and cost of integrating acquired operations, information management and other technology systems and business cultures with those of ours while carrying on our ongoing business;

•	difficulty associated with coordinating geographically separate assets;

•	the challenge of attracting and retaining personnel associated with acquired operations; and

•

the failure to realize the full benefit that we expect in estimated proved reserves, production volume, cost savings from operating synergies or other benefits anticipated from an acquisition, or to realize these benefits within the expected time frame.

We will incur significant transaction and acquisition-related costs in connection with the Acquisition.

We expect to incur significant costs associated with the Acquisition and combining the operations of the two companies, including costs to achieve targeted cost-savings. The substantial majority of the expenses resulting from the Acquisition will be composed of transaction costs related to the Acquisition, systems consolidation costs, and business integration and employment-related costs, including costs for severance, retention and other restructuring. We may also incur transaction fees and costs related to formulating integration plans. Additional unanticipated costs may be incurred in the integration of the two companies’ businesses. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow us to offset incremental transaction and acquisition-related costs over time, this net benefit may not be achieved in the near term, or at all.

The Acquisition may not be successful.

We recently announced our entry into the Merger Agreement to acquire RKI. Risks associated with the Acquisition include the risk that the transaction may not be consummated, the risk that regulatory approval that may be required for the transaction is not obtained or is obtained subject to certain conditions that are not anticipated, litigation risk associated with claims or potential claims brought by equityholders of RKI to enjoin the transaction or seek monetary damages and risks associated with our ability to issue debt and equity to fund the purchase price. If the Acquisition is not consummated on or before the Outside Date, or if the Merger Agreement is terminated prior to the Outside Date, we will be required to redeem all of the outstanding notes at a redemption price equal to 100% of the initial issue price of the notes, plus accrued and unpaid interest to the date of redemption. See “—Risk Factors Relating to the Notes—In the event that the Acquisition is not consummated on or prior to the Outside Date or the Merger Agreement is terminated at any time prior thereto, the notes will be subject to a special mandatory redemption, and, as a result, you may not obtain the return you expect on the notes.”

Risk Factors Relating to our Common Stock

Our significant indebtedness reduces our financial flexibility and could impede our ability to operate.

We have historically operated with, and anticipate continuing to operate with, a significant amount of debt. Our substantial amount of debt, including the debt we plan to incur concurrently with this offering, could have important consequences for investors in our common stock, including the following:

•	make it more difficult for us to satisfy our obligations with respect to our revolving credit facility;

•

impair our ability to obtain additional financing, if necessary, for working capital, letters of credit or other forms of guarantees, capital expenditures, acquisitions or other purposes or make such financing unavailable on favorable terms;

•

require us to dedicate a substantial portion of our cash flow from operations to make payments on our debt, thereby reducing funds available for operations, capital expenditures, future business opportunities and other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	reduce our ability to make acquisitions or expand our business;

•	limit our ability to borrow additional funds;

•	limit our ability to sell assets to raise funds if needed for working capital, capital expenditures, acquisitions or other purposes;

•	make it difficult for us to pay dividends on shares of our common stock;

•	increase our vulnerability to adverse economic and industry conditions, including increases in interest rates; and

•	place us at a competitive disadvantage compared to competitors who might have relatively less debt.

We intend to increase our level of indebtedness concurrently with this offering. Additionally, we may be able to incur substantial additional indebtedness in the future. Although our revolving credit facility contains restrictions on the incurrence of additional indebtedness by our subsidiaries, such restrictions are subject to a number of qualifications and exceptions, and indebtedness incurred in compliance with such restrictions could be substantial. To the extent that new indebtedness is added to our current debt levels, including the debt we plan to incur concurrently with this offering, the risks described above would increase.

The market price of our common stock may be volatile or may decline and it may be difficult for you to resell shares of our common stock at prices you find attractive.

The market price of our common stock has historically experienced and may continue to experience volatility. For example, during the twelve months ended December 31, 2014, the high sales price per share of our common stock on the NYSE was $26.79 and the low sales price per share was $10.01. The market price of our common stock could be subject to wide fluctuations in the future in response to the following events or factors that may vary over time and some of which are beyond our control, including but not limited to:

•	changes in natural gas and oil prices, including in different geographic locations;

•	demand for natural gas and oil;

•	the success of our drilling program;

•	changes in our drilling schedule;

•	adjustments to our reserve estimates and differences between actual and estimated production, revenue and expenditures;

•	competition from other oil and gas companies;

•	costs and liabilities relating to governmental laws and regulations and environmental risks;

•	general market, political and economic conditions;

•	our failure to meet financial analysts’ performance or financing expectations;

•	changes in recommendations by financial analysts; and

•	changes in market valuations of other companies in our industry.

In particular, a significant or extended decline in natural gas and oil prices would have a material adverse effect on our financial position, our results of operations, our access to capital and the quantities of natural gas and oil that we can produce economically. Other risks described elsewhere under “Risk Factors” in this prospectus supplement and the accompanying prospectus and in the documents incorporated by reference in this prospectus supplement also could materially and adversely affect the share price of our common stock.

The concurrent offering of mandatory convertible preferred shares and the availability of our common stock for sale in the future could reduce the market price of our common stock.

Concurrently with this offering, we are offering 7,000,000 mandatory convertible preferred shares, plus up to 1,050,000 additional mandatory convertible preferred shares if the underwriters in that offering exercise their option to purchase additional mandatory convertible preferred shares in full, in a registered offering. This offering is not conditioned on the closing of the mandatory convertible preferred shares offering, and the concurrent mandatory convertible preferred shares offering is not conditioned on the closing of this offering. In the future, we may sell additional shares of our common stock to raise capital or acquire interests in other companies by using a combination of cash and our common stock or just our common stock. Additionally, in connection with the Acquisition, 40,000,000 shares of our common stock will be issued to certain RKI equityholders. We have entered into a registration rights agreement with these RKI equityholders that that will provide for customary registration rights. In addition, such RKI equity holders have agreed to be bound by a lock-up agreement substantially similar to the lock-up agreement applicable to us in connection with this offering. See “Underwriting—Lock-Up Agreements.” We will be required to pay certain expenses relating to such registrations and any securities registered under any such registration statement will be available for sale in the open market unless restrictions apply.

Furthermore, except as described herein under “Underwriting” for 90 days from the date of this prospectus supplement, we are not restricted from issuing additional preferred stock or common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock, including any common stock that may be issued upon the conversion of the mandatory convertible preferred stock being offered concurrently with this offering. Any of these events could constitute a material portion of our then outstanding shares of common stock, may dilute your ownership interest in our Company and have an adverse impact on the price of our common stock. In addition, a substantial number of shares of our common stock are reserved for issuance upon the exercise of stock options and upon conversion of the mandatory convertible preferred stock being offered concurrently with this offering. Furthermore, sales of a substantial amount of our common stock in the public market or the perception that these sales or conversions may occur, could reduce the market price of our common stock. This could also impair our ability to raise additional capital through the sale of our securities. We cannot predict the effect that future sales of our common stock, or the perception that these sales may occur, or other equity-related securities would have on the market price of our common stock.

The mandatory convertible preferred stock being offered concurrently with this offering may adversely affect the market price of our common stock.

The market price of our common stock is likely to be influenced by the concurrent offering of mandatory convertible preferred stock. For example, the market price of our common stock could become more volatile and could be depressed by:

•	investors’ anticipation of the potential resale in the market of a substantial number of additional shares of our common stock received upon conversion of the mandatory convertible preferred stock;

•	possible sales of our common stock by investors who view the mandatory convertible preferred stock as a more attractive means of equity participation in us than owning shares of our common stock; and

•	hedging or arbitrage trading activity that may develop involving the mandatory convertible preferred stock or our common stock.

We do not anticipate paying any dividends on our common stock in the foreseeable future. As a result, you will need to sell your shares of common stock to receive any income or realize a return on your investment.

We do not anticipate paying any dividends on our common stock in the foreseeable future. Any declaration and payment of future dividends to holders of our common stock may be limited by the provisions of the Delaware General Corporation Law (“DGCL”). The future payment of dividends will be at the sole discretion of our Board of Directors and will depend on many factors, including our earnings, capital requirements, financial condition and other considerations that our Board of Directors deems relevant. As a result, to receive any income or realize a return on your investment, you will need to sell your shares of common stock. You may not be able to sell your shares of common stock at or above the price you paid for them.

Provisions of Delaware law and our charter documents may delay or prevent an acquisition of us that stockholders may consider favorable or may prevent efforts by our stockholders to change our directors or our management, which could decrease the value of your shares.

Section 203 of the DGCL and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire us without the consent of our Board of Directors. These provisions include the following:

•	restrictions on business combinations for a three-year period with a stockholder who becomes the beneficial owner of more than 15 percent of our common stock;

•	restrictions on the ability of our stockholders to remove directors;

•	supermajority voting requirements for stockholders to amend our organizational documents; and

•	a classified board of directors.

Although we believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics and thereby provide an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders. Further, these provisions may discourage potential acquisition proposals and may delay, deter or prevent a change of control of our company, including through unsolicited transactions that some or all of our stockholders might consider to be desirable. As a result, efforts by our stockholders to change our directors or our management may be unsuccessful.

USE OF PROCEEDS

We will receive approximately $292 million in net proceeds from this offering, after deducting underwriting discounts and after estimated offering expenses (or $336 million if the underwriters exercise their option to purchase additional shares in full). We intend to use the net proceeds from this offering, the net proceeds from our Concurrent Offerings, cash on hand and borrowings under our revolving credit facility to finance the Acquisition, including the repayment of RKI debt, and to pay related fees and expenses.

The completion of this offering is not conditioned upon the Concurrent Offerings or the Acquisition. However, if for any reason the Acquisition is not consummated by the Outside Date or the Merger Agreement is terminated at any time prior thereto, the notes will be subject to a special mandatory redemption and, if the Acquisition is not consummated by the Outside Date, the Merger Agreement is terminated at any time prior thereto or we determine in our reasonable judgment that the Acquisition will not occur, we will have the right, but not the obligation, to redeem the mandatory convertible preferred stock. The Concurrent Offerings will not be conditioned on the consummation of this offering, each other or the Acquisition.

The following table outlines the expected sources and uses of funds for the Acquisition. The table assumes that (i) the Acquisition and the Financing Transactions are completed simultaneously, but this offering and the Concurrent Offerings are expected to be completed before completion of the Acquisition and (ii) the underwriters do not exercise their option to purchase additional shares in this offering and the Mandatory Convertible Offering. The actual amounts set forth in the table and in the accompanying footnotes are subject to adjustment and may differ at the time of the consummation of the Acquisition. Amounts in the table are in millions of dollars and are estimated, and actual amounts may vary from the estimated amounts.

Sources of Funds		Uses of Funds
Cash(1)	$300	Acquisition consideration(5)	$1,765
Revolving credit facility(1)(2)	269	Refinance RKI Notes(6)	400
Common stock offered hereby(3)	303	Refinance RKI credit facility(6)	585
Mandatory Convertible Offering	350	RKI Notes breakage costs(6)	55
Notes Offering	1,200	Transaction fees and expenses(7)	86
Equity to RKI’s equity holders(4)	469

Total	$2,891	Total	$2,891

(1)	Reflects estimated use of cash on our and RKI’s balance sheet. As of June 30, 2015, we had approximately $320 million in cash.
(2)	If the underwriters exercise their option to purchase additional shares in this offering and/or the Mandatory Convertible Offering, such additional proceeds will be used to finance the Acquisition and reduce the amounts borrowed under our revolving credit facility.
(3)	Reflects the issuance of 30 million shares of common stock at the public offering price of $10.10 per share.
(4)	Reflects the value of the 40 million shares to be issued to RKI’s equity holders as calculated pursuant to the Merger Agreement for purposes of determining the total consideration to be received by them.
(5)	Represents the estimated cash and equity consideration payable to RKI’s equity holders after deducting the expected outstanding face amount of RKI’s debt from the $2.75 billion purchase price pursuant to the terms of the Merger Agreement.
(6)	Includes funds to redeem RKI’s $400 million aggregate principal amount of 8.500% Senior Notes due 2021 at 100% of the principal amount of the RKI Notes, plus a “make-whole” premium as of the redemption date and accrued and unpaid interest, if any, to the redemption date and repay RKI’s revolving credit facility. As of June 30, 2015, RKI had $585 million outstanding under its revolving credit facility, with an average weighted interest rate of 2.7%, and had $0.8 million face amount of letters of credit outstanding.
(7)	Includes discounts, commissions and expenses of this offering and the Concurrent Offerings and expenses relating to the Acquisition.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2015:

•	on an actual basis;

•	on an as adjusted basis to give effect to this offering (but not the application of the proceeds therefrom), after deducting the underwriting discounts and commissions and estimated offering expenses;

•

on an as further adjusted basis to give effect to (a) the Notes Offering of $1,200,000,000 aggregate principal amount of our Senior Notes due 2020 and our Senior Notes due 2023 and (b) the Mandatory Convertible Offering of approximately $350 million of aggregate liquidation preference (in each case after deducting the underwriting discounts and commissions and estimated offering expenses, but not giving effect to the application of the offering proceeds); and

•	on a pro forma as further adjusted basis to give further effect to the Acquisition (including the application of net proceeds of this offering and the Concurrent Offerings).

The completion of this offering is not conditioned upon the Concurrent Offerings or the Acquisition.

This table should be read in conjunction with “Use of Proceeds,” “Unaudited Pro Forma Condensed Combined Financial Information” and our unaudited consolidated financial statements and the related notes in our Quarterly Report on Form 10-Q for the period ended March 31, 2015 incorporated by reference herein.

	As of March 31, 2015
	Actual	As Adjusted for this Offering	As Further Adjusted for the Concurrent Offerings	Pro Forma As Further Adjusted for the Acquisition
	(Unaudited)
	(In millions)
Cash and cash equivalents(1)	$82	$374	$1,895	$103

Our Debt:
5.250% Senior Notes due 2017	$400	$400	$400	$400
6.000% Senior Notes due 2022	1,100	1,100	1,100	1,100
5.250% Senior Notes due 2024	500	500	500	500
Credit facility agreement(2)	—	—	—	500
Notes offered pursuant to Notes Offering	—	—	1,200	1,200
Other debt	1	1	1	1

Total debt obligations(3)	2,001	2,001	3,201	3,701
Equity:
Preferred stock (100 million shares authorized at $0.01 par value; no shares issued on an actual or as adjusted for this offering, and 7 million shares issued on an as further adjusted basis for the Mandatory Convertible Offering and on a pro forma as further adjusted basis for the Acquisition)	—	—	339	339
Common stock (2 billion shares authorized at $0.01 par value; 204.8 million shares issued at March 31, 2015, 234.8 million shares issued on an as adjusted for this offering and as further adjusted basis for the Concurrent Offerings; and 274.8 million shares issued on a pro forma as further adjusted basis for the Acquisition)(4)	2	2	2	2
Additional paid-in-capital	5,564	5,856	5,856	6,305
Accumulated deficit	(1,177)	(1,177)	(1,177)	(1,240)

Total equity	4,389	4,681	5,020	5,406

Total capitalization	$6,390	$6,682	$8,221	$9,107

(1)	As of June 30, 2015, we had cash and cash equivalents of approximately $320 million. The increase in cash and cash equivalents is primarily due to a transaction in which we monetized a package of marketing contracts and released certain firm transportation capacity in the Northeast. See “Summary—Other Recent Developments.”
(2)	As of March 31, 2015, we had a $1.5 billion, five-year senior unsecured revolving credit facility that matures in 2019. Under the terms of the revolving credit facility and subject to certain requirements, we may request an increase in the commitments of up to an additional $300 million by either commitments from new lenders or increased commitments from existing lenders. As of March 31, 2015, on a pro forma basis as further adjusted for the Financing Transactions, the amendments to our revolving credit facility and the Acquisition, we would have had $1.0 billion available for additional borrowing under our revolving credit facility, all of which would be unsecured. On July 16, 2015, we amended our revolving credit facility. See “Description of Other Indebtedness.” As of June 30, 2015, we had no outstanding borrowings under our revolving credit facility.
(3)	Does not include $315 million in letters of credit that have been issued as of March 31, 2015 in connection with three bilateral, uncommitted letter of credit agreements we entered into that incorporate terms similar to those found in the revolving credit facility.
(4)	Based on 204.8 million shares of our common stock outstanding as of March 31, 2015 and excludes:

•

any shares of common stock issuable upon conversion of the $350 million aggregate liquidation preference of our mandatory convertible preferred stock (or $402.5 million aggregate liquidation preference if the underwriters exercise their option to purchase additional shares our mandatory convertible preferred stock in full) or any shares of common stock that may be issued in payment of a dividend on such mandatory convertible preferred stock;

•	2.9 million shares that may be issued pursuant to outstanding stock options as of March 31, 2015 at a weighted average exercise price of $15.09;

•	5.2 million non-vested restricted share units that will vest over an average of 2 years; and

•	2.6 million additional shares of our common stock that may be issued under our equity incentive plan and an employee stock purchase plan. An additional 10 million shares were approved in May 2015.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is derived from the historical consolidated financial statements of WPX Energy, Inc. (“WPX”) and RKI Exploration & Production, LLC (“RKI”), and has been adjusted to reflect the following:

•

Proposed acquisition of RKI through the merger of a WPX subsidiary and RKI, for consideration of approximately $2.75 billion, consisting of 40 million unregistered shares of WPX common stock and approximately $2.28 billion in cash (the “Acquisition”). The cash consideration is subject to closing adjustments and will also be reduced by our assumption of $400 million of aggregate principal amount of RKI’s senior notes and any amounts outstanding under RKI’s revolving credit facility.

•

Adjustments to RKI’s historical information to remove the effect of RKI’s assets in the Powder River Basin and certain other assets outside the Delaware Basin. In connection with the Acquisition, RKI intends either (i) to contribute its Powder River Basin assets and other properties outside the Delaware Basin to a wholly-owned RKI subsidiary, the ownership interests of which will be paid to RKI’s equity holders in connection with the Acquisition, or (ii) to dispose of such assets in a third party sale. We refer to either the contribution or sale of such assets herein as the “RKI Dispositions.”

•

Impact of proposed concurrent offerings by WPX of $1.2 billion aggregate principal amount of senior notes, 30 million shares of common stock resulting in gross proceeds of $303 million, based on the public offering price of $10.10 per share, 7 million shares of mandatory convertible preferred stock resulting in gross proceeds of $350 million and borrowings under our revolving credit facility and the repayment of RKI debt with a portion of the proceeds therefrom (collectively for the purposes of this section, the “Financing Transactions”).

Certain of RKI’s historical amounts have been reclassified to conform to the financial statement presentation of WPX. The unaudited pro forma condensed combined balance sheet as of March 31, 2015 gives effect to the Acquisition, the RKI Dispositions and the Financing Transactions as if they had occurred on March 31, 2015. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2015 and 2014 and the year ended December 31, 2014 both give effect to the Acquisition, RKI Dispositions and Financing Transactions as if they had occurred on January 1, 2014.

The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only to reflect the Acquisition, RKI Dispositions and related Financing Transactions and do not represent what our results of operations or financial position would actually have been had the transactions occurred on the dates noted above, or project our results of operations or financial position for any future periods. The unaudited pro forma condensed combined financial statements are intended to provide information about the continuing impact of the Acquisition, the RKI Dispositions and the Financing Transactions as if they had been consummated earlier. The pro forma adjustments are based on available information and certain assumptions that management believes are factually supportable and are expected to have a continuing impact on our results of operations. In the opinion of management, all adjustments necessary to present fairly the unaudited pro forma condensed combined financial statements have been made.

The following unaudited pro forma condensed combined financial information should be read in conjunction with WPX’s and RKI’s consolidated financial statements and related notes. WPX financial statements and notes are included in WPX’s Annual Report on Form 10-K for the year ended December 31, 2014 and WPX’s Quarterly Report on Form 10-Q for the three months ended March 31, 2015 (both of which are incorporated by reference). RKI’s consolidated financial statements and notes are incorporated by reference from our Current Report on Form 8-K filed with the SEC on July 14, 2015. See “Where You Can Find Additional Information; Incorporation of Certain Documents by Reference.”

WPX Energy, Inc.

Pro Forma Condensed Combined Balance Sheet

As of March 31, 2015

(Unaudited)

	WPX Energy Inc. As Reported	RKI As Reported	Pro Forma RKI Dispositions	Pro Forma Acquisition Adjustments			Pro Forma Financing Adjustments			WPX Pro Forma Combined
	(Millions)
Assets
Current assets:
Cash and cash equivalents	$82	$29	$(27)	$(1,333)	(a	)	$1,853	(e	)	$103
							(915)	(f	)
							(86)	(h	)
							500	(i	)
Accounts receivable, net of allowance	347	86	—	—			—			433
Derivative assets	431	78	—	—			—			509
Inventories	49	18	(11)	—			—			56
Margin deposits	18	—	—	—			—			18
Assets classified as held for sale	132	—	—	—			—			132
Other	28	4	(1)	—			—			31

Total current assets	1,087	215	(39)	(1,333)			1,352			1,282
Properties and equipment (successful efforts method of accounting)	12,041	2,552	(829)	1,344	(a	)	—			14,792
				(316)	(b	)
Less – accumulated depreciation, depletion and amortization	(5,130)	(419)	103	316	(b	)	—			(5,130)

Properties and equipment, net	6,911	2,133	(726)	1,344			—			9,662
Goodwill	—	—	—	488	(a	)	—			488
Derivative assets	58	19	—	—			—			77
Other noncurrent assets	47	19	—	—			26	(h	)	92

Total assets	$8,103	$2,386	$(765)	$499			$1,378			$11,601

Liabilities and Equity
Current liabilities:
Accounts payable	$464	$132	$—	$—			$—			$596
Accrued and other current liabilities	139	81	(17)	—			—			203
Liabilities associated with assets held for sale	47	—	—	—			—			47
Deferred income taxes	164	27	—	—			—			191
Derivative liabilities	22	—	—	—			—			22

Total current liabilities	836	240	(17)	—			—			1,059
Deferred income taxes	614	101	(41)	499	(a	)	(30)	(g	)	1,143
Long-term debt	2,000	860	—				1,200	(e	)	3,700
							(860)	(f	)
							500	(i	)
Derivative liabilities	2	—	—	—			—			2
Asset retirement obligations	203	24	(2)	7	(a	)	—			232
Other noncurrent liabilities	59	—	—	—			—			59
Equity:
Stockholders’ equity:
Preferred stock	—	—	—	—			350	(e	)	339
							(11)	(h	)
Common stock	2	—	—	—			—			2
Additional paid-in-capital	5,564	920	—	(920)	(c	)	303	(e	)	6,305
				449	(d	)
							(11)	(h	)
Accumulated deficit	(1,177)	241	(705)	464	(c	)	(63)	(g	)	(1,240)

Total stockholders’ equity	4,389	1,161	(705)	(7)			568			5,406

Total liabilities and equity	$8,103	$2,386	$(765)	$499			$1,378			$11,601

WPX Energy, Inc.

Pro Forma Condensed Combined Statement of Operations

(Unaudited)

	For the Three Months Ended March 31, 2015
	WPX Energy Inc. As Reported	RKI As Reported	Pro Forma RKI Dispositions	Pro Forma Acquisition Adjustments		Pro Forma Financing Adjustments		WPX Pro Forma Combined
	(Millions)
Revenues:
Product revenues:
Natural gas sales	$167	$8	$(1)	$—		$—		$174
Oil and condensate sales	117	69	(33)	—		—		153
Natural gas liquid sales	23	2	—	—		—		25

Total product revenues	307	79	(34)	—		—		352
Gas management	158	—	—	—		—		158
Net gain (loss) on derivatives not designated as hedges	105	44	(18)	—		—		131
Other	2	—	—	—		—		2

Total revenues	572	123	(52)	—		—		643
Costs and expenses:
Lease and facility operating	57	25	(13)	—		—		69
Gathering, processing and transportation	73	2	—	—		—		75
Taxes other than income	22	7	(4)	—		—		25
Gas management, including charges for unutilized pipeline capacity	109	—	—	—		—		109
Exploration	7	2	(2)	—		—		7
Depreciation, depletion and amortization	216	60	(27)	2	(j)	—		251
Gain on sale of assets	(69)	—	—	—		—		(69)
General and administrative	64	13	(4)	—		—		73
Other—net	26	—	—	—		—		26

Total costs and expenses	505	109	(50)	2		—		566

Operating income (loss)	67	14	(2)	(2)		—		77
Interest expense	(33)	(10)	3	—		(23	) (l)	(56)
						7	(m)
Investment income and other	1	—	—	—		—		1

Income (loss) from continuing operations before income taxes	35	4	1	(2)		(16)		22
Provision (benefit) for income taxes	13	2	—	(1	) (n)	(6	) (n)	8

Income (loss) from continuing operations	22	2	1	(1)		(10)		14
Less: Dividends from preferred stock	—	—	—	—		(5	) (o)	(5)

Net income attributable to WPX Energy, Inc common shareholders	22	2	1	(1)		(15)		9

Basic earnings (loss) per common share:
Income (loss) from continuing operations	$0.11							$0.03
Weighted-average shares (millions)	204.1			40.0	(k)	30.0	(p)	274.1
Diluted earnings (loss) per common share:
Income (loss) from continuing operations	$0.11							$0.03
Weighted-average shares (millions)	205.9			40.0	(k)	30.0	(p)	275.9

WPX Energy, Inc.

Pro Forma Condensed Combined Statement of Operations

(Unaudited)

	For the Three Months Ended March 31, 2014
	WPX Energy Inc. As Reported	RKI As Reported	Pro Forma RKI Dispositions	Pro Forma Acquisition Adjustments		Pro Forma Financing Adjustments		WPX Pro Forma Combined
	(Millions)
Revenues:
Product revenues:
Natural gas sales	$317	$22	$(4)	$—		$—		$335
Oil and condensate sales	149	90	(37)	—		—		202
Natural gas liquid sales	61	13	(4)	—		—		70

Total product revenues	527	125	(45)	—		—		607
Gas management	561	—	—	—		—		561
Net gain (loss) on derivatives not designated as hedges	(195)	(12)	4	—		—		(203)
Other	1	—	—	—		—		1

Total revenues	894	113	(41)	—		—		966
Costs and expenses:
Lease and facility operating	60	17	(6)	—		—		71
Gathering, processing and transportation	89	—	—	—		—		89
Taxes other than income	35	11	(6)	—		—		40
Gas management, including charges for unutilized pipeline capacity	391	—	—	—		—		391
Exploration	15	2	(2)	—		—		15
Depreciation, depletion and amortization	193	49	(21)	2	(j)	—		223
Gain on sale of assets	—	—	—	—		—		—
General and administrative	67	9	(3)	—		—		73
Other—net	2	—	—	—		—		2

Total costs and expenses	852	88	(38)	2		—		904

Operating income (loss)	42	25	(3)	(2)		—		62
Interest expense	(29)	(10)	3	—		(23	) (l)	(52)
						7	(m)
Investment income and other	—	1	(1)	—		—		—

Income (loss) from continuing operations before income taxes	13	16	(1)	(2)		(16)		10
Provision (benefit) for income taxes	13	6	—	(1	) (n)	(6	) (n)	12

Income (loss) from continuing operations	—	10	(1)	(1)		(10)		(2)
Less: Dividends from preferred stock	—	—	—	—		(5	) (o)	(5)

Net income attributable to WPX Energy, Inc common shareholders	—	10	(1)	(1)		(15)		(7)

Basic earnings (loss) per common share:
Income (loss) from continuing operations	$—							$(0.03)
Weighted-average shares (millions)	201.5			40.0	(k)	30.0	(p)	271.5
Diluted earnings (loss) per common share:
Income (loss) from continuing operations	$—							$(0.03)
Weighted-average shares (millions)	205.2			40.0	(k)	30.0	(p)	271.5

WPX Energy, Inc.

Pro Forma Condensed Combined Statement of Operations

(Unaudited)

	For the Year Ended December 31, 2014
	WPX Energy Inc. As Reported	RKI As Reported	Pro Forma RKI Dispositions	Pro Forma Acquisition Adjustments		Pro Forma Financing Adjustments		WPX Pro Forma Combined
	(Millions)
Revenues:
Product revenues:
Natural gas sales	$1,002	$68	$(8)	$—		$—		$1,062
Oil and condensate sales	724	402	(167)	—		—		959
Natural gas liquid sales	205	44	(7)	—		—		242

Total product revenues	1,931	514	(182)	—		—		2,263
Gas management	1,120	—	—	—		—		1,120
Net gain (loss) on derivatives not designated as hedges	434	81	(31)	—		—		484
Other	8	1	(1)	—		—		8

Total revenues	3,493	596	(214)	—		—		3,875
Costs and expenses:
Lease and facility operating	244	81	(28)	—		—		297
Gathering, processing and transportation	328	6	—	—		—		334
Taxes other than income	126	47	(24)	—		—		149
Gas management, including charges for unutilized pipeline capacity	987	—	—	—		—		987
Exploration	173	20	(19)	—		—		174
Depreciation, depletion and amortization	810	214	(90)	9	(j)	—		943
Impairment of producing properties and costs of acquired unproved reserves	20	—	—	—		—		20
Loss on sale of working interests in the Piceance Basin	196	—	—	—		—		196
Gain on sale of assets	—	(130)	130	—		—		—
General and administrative	271	52	(15)	—		—		308
Other—net	12	—	—	—		—		12

Total costs and expenses	3,167	290	(46)	9		—		3,420

Operating income (loss)	326	306	(168)	(9)		—		455
Interest expense	(123)	(40)	13	—		(91	) (l)	(214)
						27	(m)
Investment income and other	1	—	—	—		—		1

Income (loss) from continuing operations before income taxes	204	266	(155)	(9)		(64)		242
Provision (benefit) for income taxes	75	96	(56)	(3	) (n)	(23	) (n)	89

Income (loss) from continuing operations	129	170	(99)	(6)		(41)		153
Less: Dividends from preferred stock	—	—	—	—		(22	) (o)	(22)

Net income attributable to WPX Energy, Inc common shareholders	129	170	(99)	(6)		(63)		131

Basic earnings (loss) per common share:
Income (loss) from continuing operations	$0.63							$0.48
Weighted-average shares (millions)	202.7			40.0	(k)	30.0	(p)	272.7
Diluted earnings (loss) per common share:
Income (loss) from continuing operations	$0.62							$0.48
Weighted-average shares (millions)	206.3			40.0	(k)	30.0	(p)	276.3

WPX Energy, Inc.

Notes to Pro Forma Condensed Combined Financial Statements

(Unaudited)

Note 1. Unaudited Pro Forma Condensed Combined Balance Sheet

RKI Dispositions

In connection with the Acquisition, RKI intends either (i) to contribute its Powder River Basin assets and other properties outside the Delaware Basin to a wholly-owned RKI subsidiary, the ownership interests of which will be paid to RKI’s equity holders in connection with the Acquisition, or (ii) to dispose of such assets in a third party sale. We refer to either the contribution or sale of such assets herein as the “RKI Dispositions.” The pro forma balance sheet assumes the probable distribution of these assets and certain related liabilities to an RKI subsidiary that will be owned by RKI equity holders. In either case, WPX would acquire RKI exclusive of these assets.

Acquisition Adjustments

The Acquisition will be accounted for using the acquisition method of accounting for business combinations. The allocation of the preliminary estimated purchase price is based upon management’s estimates of and assumptions related to the fair value of assets to be acquired and liabilities to be assumed as of March 31, 2015 using currently available information. Due to the fact that the unaudited pro forma combined financial information has been prepared based on these preliminary estimates, the final purchase price allocation and the resulting effect on financial position and results of operations may differ significantly from the pro forma amounts included herein. WPX expects to finalize its allocation of the purchase consideration as soon as practicable after completion of the Acquisition but is not required to finalize for one year from the closing date of the Acquisition.

The preliminary purchase price allocation is subject to change due to several factors, including but not limited to:

•	changes in the estimated fair value of the 40 million shares of WPX common stock to be transferred to RKI’s equity holders, based on WPX’s share price at the date of closing;

•	final working capital and other post-closing adjustments, including amounts outstanding under RKI’s revolving credit facility or any proceeds received from the RKI Dispositions prior to closing;

•

changes in the estimated fair value of RKI’s assets acquired and liabilities assumed as of the date of the transaction, which could result from changes in future oil and gas commodity prices, reserve estimates, interest rates, and other factors; and

•

the tax basis of RKI’s assets and liabilities as of the closing date of the Acquisition as well as the evaluation of our ability to recognize the deferred tax asset for RKI’s federal net operating loss carryovers.

The preliminary consideration to be transferred, fair value of assets acquired and liabilities assumed and resulting goodwill expected to be recorded is as follows:

Preliminary Purchase Price Allocation
(Millions)
Consideration:
Cash	$1,333
Fair value of WPX common stock to be issued (1)	449

Total consideration	$1,782
Fair value of liabilities assumed:
Accounts payable	$132
Accrued liabilities	64
Deferred income taxes, current	27
Deferred income taxes, noncurrent	559
Long-term debt	860
Asset retirement obligation	29

Total liabilities assumed as of March 31, 2015	$1,671
Fair value of assets acquired:
Cash and cash equivalents	$2
Accounts receivable, net	86
Derivative assets, current	78
Derivative assets, noncurrent	19
Inventories	7
Other current assets	3
Properties and equipment, net	2,751
Other noncurrent assets	19

Total assets acquired as of March 31, 2015	$2,965

Goodwill as of March 31, 2015	$488

(1)	Based on 40 million shares of WPX common stock at $11.22 per share (the closing price of our common stock on the NYSE on July 10, 2015).

The goodwill recognized primarily results from the impact of deferred tax adjustments. The Acquisition is a taxable purchase of RKI’s stock for federal income tax purposes and, consequently, RKI’s basis in its assets and liabilities as well as its net operating loss carryovers will carry over to WPX for federal income tax purposes. Although the usage of such net operating losses will be subject to annual limitation prescribed by Section 382 of the Internal Revenue Code, we do not expect to record a valuation allowance against the associated deferred tax asset. The difference between the purchase price allocated to RKI’s assets and liabilities based on fair value and the tax basis of these assets and liabilities results in additional deferred income tax liability.

Based on the closing stock price on July 10, 2015, the preliminary value of WPX’s equity consideration to be transferred was approximately $449 million. The final value of WPX consideration will be determined based on the actual number of WPX shares issued and the market price of WPX’s common stock on the closing date of the Acquisition. A ten percent increase or decrease in the closing price of WPX’s common stock, as compared to July 10, 2015 closing price of $11.22, would increase or decrease the purchase price by approximately $45 million, assuming all other factors are held constant.

The following adjustments have been made to the accompanying unaudited pro forma combined balance sheet as of March 31, 2015 to reflect the acquisition adjustments related to the Acquisition:

(a)	The allocation of the estimated fair value of consideration transferred of $1.33 billion of cash and $449 million of common stock (based on the closing price of WPX’s common stock as of July 10, 2015) to the estimated fair value of the assets acquired and liabilities assumed resulted in the following purchase price allocation adjustments:

•	$1.33 billion in cash paid to RKI related to the Acquisition;

•	$1.34 billion increase in RKI’s book basis of property, plant and equipment to reflect them at fair value;

•	$488 million of goodwill associated with the transaction;

•	a net $499 million increase in deferred tax liabilities associated with the transaction, including a valuation allowance on certain RKI deferred tax assets related to stated net operating losses; and

•	a $7 million increase in RKI’s asset retirement obligations to reflect them at fair value.

(b)	Reflects the elimination of RKI’s historical accumulated depreciation, depletion and amortization (“DD&A”) balances against gross properties and equipment.

(c)	Reflects the elimination of RKI’s historical equity balances in accordance with the acquisition method of accounting.

(d)	Reflects the estimated increase in WPX common stock and additional paid-in capital resulting from the issuance of WPX shares to the RKI equity holders to effect the transaction.

Financing Adjustments

The following adjustments have been made to the accompanying unaudited pro forma combined balance sheet to reflect the Financing Transactions:

(e)	Represents $1.853 billion in cash anticipated to be received through proposed concurrent offerings of $1.2 billion of senior notes, $303 million of WPX common stock, and $350 million of mandatory convertible preferred stock. The anticipated cash to be received is before fees as described in (h) below and potential discounts. None of the offerings is conditioned on the consummation of any other offering or on the Acquisition.

(f)	Reflects the cash used for repayment of the $460 million outstanding under RKI’s revolving credit facility as of March 31, 2015 and the satisfaction and discharge of RKI’s long-term debt consisting of a principal amount of $400 million and a make-whole premium of $55 million.

(g)	Reflects the expense of the $55 million make-whole premium noted in (f) above and the corresponding tax impact of $20 million. Also included is the expensing of approximately $38 million of advisory fees, bridge financing commitments and other fees associated with the Acquisition; offset by the corresponding tax impact of $10 million.

(h)	Reflects $86 million for the following estimated fees:

•

$26 million comprised of $18 million in debt issuance costs for underwriting, banking, legal and accounting fees associated with the debt offering and $8 million of fees to amend certain terms of our revolving credit facility;

•	$11 million related to fees associated with the proposed issuance of mandatory convertible preferred stock;

•	$11 million related to fees associated with the proposed issuance of WPX common stock; and

•	$38 million of advisory fees, bridge financing commitments and other fees noted in (g) above associated with the Acquisition.

(i)	Represents $500 million of borrowings on our revolving credit facility to complete the Acquisition based on cash and cash equivalents as of March 31, 2015. Borrowings under our revolving credit facility will be decreased or increased if we receive more or less proceeds from the consummation of the proposed concurrent offerings. If the underwriters’ exercise their option to purchase additional shares of common stock or additional shares of mandatory convertible preferred stock as part of the Financing Transactions, we expect to reduce borrowings under our revolving credit facility. In addition, subsequent to March 31, 2015, WPX completed the sale of certain transportation contracts and received proceeds in excess of $200 million. WPX intends to use a significant portion of the proceeds from such asset sale and a portion of the cash it generated subsequent to March 31, 2015 to fund, in part, the Acquisition. The amount of any such additional cash used to fund the Acquisition will reduce the amount of borrowings under our revolving credit facility used to fund the Acquisition.

Note 2. Unaudited Pro Forma Condensed Combined Statements of Operations

RKI Disposition

The amounts presented are primarily adjustments necessary to reflect the removal of the results of operations of the Powder River Basin and other properties outside the Delaware Basin from RKI’s consolidated historical financial statements.

Acquisition Adjustments

The following adjustments have been made to the accompanying unaudited pro forma combined statements of operations to reflect the acquisition transactions related to the Acquisition:

(j)	Reflects additional DD&A expense resulting from the increased basis of property, plant and equipment acquired.

(k)	Reflects 40 million shares of WPX common stock to be issued to RKI equity holders as a portion of the consideration for the Acquisition.

(n)	Represents an estimated tax impact of pretax pro forma adjustments.

Financing Adjustments

The following adjustments have been made to the accompanying unaudited pro forma combined statements of operations to reflect the financing transactions related to the Acquisition:

(l)	Reflects an assumed weighted average interest rate of 6.5 percent in respect to an aggregate of $1.2 billion of senior notes to be issued as part of the Financing Transactions. Actual interest expense may be higher or lower depending on fluctuations in interest rates and other market conditions. A one-eighth percent change in the assumed weighted average interest rate would result in a change of approximately $1.5 million in annual interest expense. Interest expense also assumes a weighted average interest rate of 2.25 percent in respect to $500 million of borrowings on our revolving credit facility. Also included are estimated amortization of debt issuance costs related to the notes offerings. Such costs are amortized over the terms of the associated debt.

(m)	Reflects the elimination of RKI remaining interest expense assuming no outstanding debt for the reporting periods.

(n)	Represents an estimated tax impact of pretax pro forma adjustments.

(o)	Reflects the dividends on the mandatory convertible preferred stock to be issued as part of the Financing Transactions based on a dividend rate of 6.25% per annum.

(p)	Includes 30 million shares of common stock, reflecting gross proceeds of $303 million at the public offering price of $10.10 per share. For purposes of the calculation of shares for diluted earnings per share, the conversion of mandatory convertible preferred stock under the if-converted method would result in an additional 34.7 million common shares outstanding; however, no adjustment for these shares is reflected in the number of shares used in the diluted earnings per share calculations as they would be antidilutive.

DIVIDEND POLICY AND MARKET FOR COMMON STOCK

Dividend Policy

We do not currently pay cash dividends on our common stock, and we do not anticipate paying cash dividends in the foreseeable future. Holders of our common stock may receive dividends when, as and if declared by our board of directors out of funds lawfully available for the payment of dividends. As a Delaware corporation, we may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which a dividend is declared and/or the preceding fiscal year. Section 170 of the Delaware General Corporation Law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. The timing and amount of any future dividend payments will also depend on, among other things, restrictions that may be contained in any debt or other agreements that we are subject to at the time. In addition, since we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries’ ability to distribute monies to us.

Price Range of Our Common Stock

Our common stock is listed on the NYSE under the symbol “WPX.” On July 16, 2015, the last reported sale price of our common stock on the NYSE was $10.34. As of June 30, 2015, there were 7,960 holders of record of our common stock. The following table sets forth the high and low sales prices per share of our common stock as reported on the NYSE since January 1, 2013.

	High	Low
Fiscal Year 2015:
First Quarter	$13.55	$10.04
Second Quarter	14.65	10.95
Third Quarter (through July 16, 2015)	12.39	10.22
Fiscal Year 2014:
First Quarter	$20.55	$16.80
Second Quarter	24.35	17.97
Third Quarter	26.79	20.05
Fourth Quarter	24.42	10.01
Fiscal Year 2013:
First Quarter	$16.98	$14.03
Second Quarter	21.11	14.87
Third Quarter	20.36	18.10
Fourth Quarter	23.69	17.54

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a discussion of the material U.S. federal income and estate tax consequences to non-U.S. holders of the ownership and disposition of our common stock, but does not purport to provide a complete analysis of all potential U.S. federal income tax and estate tax considerations relating thereto.

A “non-U.S. holder” is a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

•	a foreign corporation; or

•	a foreign estate or trust;

but does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition of our common stock. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of the sale or other disposition of our common stock.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of your partners will generally depend on the status of the partners and your activities.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. In addition, this discussion applies only to common stock that is held as a capital asset for U.S. federal income tax purposes. Prospective purchasers are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Distributions on Common Stock

We do not expect to pay any dividends on our common stock in the foreseeable future. If we do pay dividends on shares of our common stock, however, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See “—Dispositions of Common Stock.”

If you are a non-U.S. holder, any dividend paid to you on our common stock will generally be subject to U.S. federal withholding tax at a 30% rate or a reduced rate specified by an applicable tax treaty. In order to obtain a reduced rate of withholding, you will be required to provide a properly executed Internal Revenue Service (“IRS”) Form W-8BEN or W-8BEN-E (or other applicable form) claiming a reduction of or an exemption from withholding tax under an applicable tax treaty.

The withholding tax does not apply to dividends paid to you if you provide a properly executed IRS Form W-8ECI, certifying that the dividends are effectively connected with your conduct of a trade or business within the United States. Instead, the effectively connected dividends will be generally subject to regular U.S. income tax as if you were a United States person, subject to an applicable tax treaty providing otherwise. In addition, in certain circumstances, if you are a foreign corporation you may be subject to a 30% (or, if a tax treaty applies, such lower rate as provided) branch profits tax.

Dispositions of Common Stock

Subject to the discussion below concerning backup withholding and FATCA, if you are a non-U.S. holder, gain realized by you on a sale, exchange or other disposition of our common stock generally will not be subject to U.S. federal income or withholding tax, unless:

•

the gain is effectively connected with your conduct of a trade or business within the United States, in which case the gain will be subject to U.S. federal income tax generally in the same manner as effectively connected dividend income as described above, subject to an applicable income tax treaty providing otherwise; or

•

we are or have been a U.S. real property holding corporation (“USRPHC”) at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and either (i) our common stock has ceased to be “regularly traded” as defined by applicable Treasury regulations on an established securities market prior to the beginning of the calendar year in which the sale or other disposition occurs or (ii) you own, or have owned, at any time during the five-year period preceding the disposition or your holding period, whichever is shorter, actually or constructively, more than 5% of our common stock.

We believe that we currently are a USRPHC, and we expect to remain a USRPHC. Our common stock is currently listed on the NYSE and we believe that, for as long as we continue to be so listed, our common stock will be treated as “regularly traded” on an established securities market.

Backup Withholding and Information Reporting

Any dividends that are paid to you, if you are a non-U.S. holder, must be reported annually to the IRS and to you. Copies of the information returns reporting such dividend payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable tax treaty or other intergovernmental agreement.

Unless you comply with certification procedures to establish that you are not a United States person as defined under the Code, information returns may be filed with the IRS in connection with the proceeds from a sale or other disposition of our common stock and you may be subject to backup withholding on payments on our common stock or on the proceeds from a sale or other disposition of our common stock. Provision of any properly completed IRS Form W-8 appropriate to the non-U.S. holder’s circumstances will generally satisfy the certification requirements necessary to avoid the backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

FATCA Withholding Taxes

Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of dividends on our common stock, and, beginning in 2017, sales or other disposition proceeds from our common stock paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies which is typically evidenced by delivery of a properly executed IRS Form W-8BEN-E. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. You should consult your tax advisor regarding the effects of FATCA on your investment in our common shares.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

UNDERWRITING

Barclays Capital Inc. is acting as the representative of the underwriters named below and a joint book-running manager of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us, the number of shares of common stock set forth opposite its name below:

Underwriters	Number of shares of common stock
Barclays Capital Inc.	10,500,000
Tudor, Pickering, Holt & Co. Securities, Inc.	2,100,000
Citigroup Global Markets Inc.	2,100,000
J.P. Morgan Securities LLC	2,100,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,100,000
Wells Fargo Securities, LLC	2,100,000
Credit Suisse Securities (USA) LLC	1,500,000
RBC Capital Markets, LLC	900,000
BBVA Securities Inc.	900,000
Credit Agricole Securities (USA) Inc.	900,000
Mitsubishi UFJ Securities (USA), Inc.	900,000
Piper Jaffray & Co.	900,000
Scotia Capital (USA) Inc.	900,000
TD Securities (USA) LLC	600,000
BB&T Capital Markets, a division of BB&T Securities, LLC	300,000
BNP Paribas Securities Corp.	300,000
BOSC, Inc.	300,000
Capital One Securities, Inc.	150,000
Heikkinen Energy Securities, LLC	150,000
IBERIA Capital Partners L.L.C.	150,000
Seaport Global Securities LLC	150,000

Total	30,000,000

The underwriting agreement provides that the underwriters’ obligation to purchase the common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the shares of common stock offered hereby, if any of the shares of common stock are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Discounts

The representative has advised us that the underwriters propose initially to offer the common stock to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $0.2121 per share of common stock. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares of our common stock.

	Per Share of Common Stock	Without Option	With Option
Public offering price	$10.1000	$303,000,000	$348,450,000
Underwriting discount	$0.3535	$10,605,000	$12,195,750
Proceeds, before expenses, to us	$9.7465	$292,395,000	$336,254,250

We estimate that the total expenses of this offering and the Concurrent Offerings to be paid by us, excluding underwriting discounts, will be approximately $3.6 million.

Concurrent Offerings

Concurrently with this offering, we are offering of (i) $350 million of aggregate liquidation preference of our 6.25% series A mandatory convertible preferred stock (or $402.5 million of aggregate liquidation preference if the underwriters exercise their option to purchase additional shares in full if the option to purchase additional shares in connection therewith is exercised in full) and (ii) $1.2 billion aggregate principal amount of our senior notes comprising senior notes due 2020 and senior notes due 2023, which we expect to price on July 17, 2015. The mandatory convertible preferred stock and the notes are being offered pursuant to separate prospectus supplements.

The consummation of this offering of our common stock is not conditioned on the consummation of the Concurrent Offerings or the Acquisition. The Concurrent Offerings will not be conditioned on the consummation of each other or this offering of our common stock.

Option to Purchase Additional Shares

We have granted an option to the underwriters to purchase up to 4,500,000 additional shares of our common stock at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial amount reflected in the above table.

Participation of Directors and Officers

Certain of our directors and officers have agreed to purchase 182,831 shares of our common stock in this offering.

Lock-Up Agreements

We and all of our directors and executive officers have agreed that, for a period of 90 days after the date of this prospectus supplement, we and they will not directly or indirectly, without the prior written consent of Barclays Capital Inc., (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock or mandatory convertible preferred stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock or mandatory convertible preferred stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock or mandatory convertible preferred stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock or mandatory convertible preferred stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or mandatory convertible preferred stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or mandatory convertible preferred stock or securities convertible, exercisable or exchangeable into common stock or mandatory convertible preferred stock or any of our other securities or (4) publicly disclose the intention to do any of the foregoing for a period commencing on the date hereof and ending on the 90th day after the date of the this prospectus supplement.

The foregoing restrictions will not prohibit us from:

•	issuing common stock in this offering;

•	issuing the mandatory convertible preferred stock in the Mandatory Convertible Offering;

•	issuing common stock to certain RKI equityholders in connection with the Acquisition;

•

issuing common stock or mandatory convertible preferred stock pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans existing on the date of this prospectus supplement;

•	granting options pursuant to options plans existing on the date of this prospectus supplement; and

•	filing any registration statement on Form S-8.

Additionally, with respect to our directors and executive officers, the foregoing restrictions will not apply to:

•

certain transactions relating to shares of common stock or mandatory convertible preferred stock or other securities acquired in the open market after the completion of this offering (provided that there is no legal requirement to make any filing or announcement of such transaction);

•

certain bona fide gifts or other dispositions of capital stock between our directors or executive officers and such person’s family or affiliates (provided that (i) any such transferee becomes bound to the lock-up restrictions described above and (ii) there is no legal requirement to make any filing or announcement of such transaction);

•

the exercise of certain stock options granted pursuant to our stock option/incentive plans (provided that the restrictions set forth above shall apply to shares of common stock or mandatory convertible preferred stock issued upon such exercise or conversion);

•

shares delivered or withheld to satisfy the exercise price or withholding taxes for equity awards (provided that the restrictions set forth above shall apply to any such shares of common stock or mandatory convertible preferred stock);

•	shares forfeited to or delivered to us upon death, disability or termination of employment;

•

the establishment of plans pursuant to Rule 10b5-1 under the Exchange Act; provided that (a) no sales shall be made pursuant to such plan and (b) we are not legally required to report the establishment of such plan; and

•

certain demands to register our common stock or mandatory convertible preferred stock, provided that no transfers may be made pursuant to the exercise of any such registration right and no registration statement shall be filed with respect to any such shares.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Listing

Shares of our common stock are listed on the NYSE under the symbol “WPX.”

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus supplement, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or may in the future receive customary fees and expenses. Affiliates of certain underwriters are lenders under our revolving credit facility. Affiliates of certain underwriters are lenders under RKI’s credit facility and/or hold a portion of the RKI Notes and accordingly, such underwriters and/or their affiliates will receive a portion of the proceeds of this offering. In addition, Barclays Capital Inc. and Tudor, Pickering, Holt & Co. Securities, Inc. acted as financial advisors to us in connection with the Acquisition. Certain of the underwriters are also acting as an underwriters for our concurrent mandatory convertible preferred stock and/or notes offerings. Barclays Capital Inc. has agreed to provide the Bridge Facility in the event this offering and/or the Concurrent Offerings are not consummated. The aggregate amount of commitments in respect of the Bridge Facility will be reduced by the gross proceeds of this offering and the Concurrent Offerings.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and/or financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of ours or our affiliates. If the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates. Any such credit default swaps or short positions could adversely affect future trading prices of the shares of common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute this prospectus supplement and the accompanying prospectus by electronic means, such as e-mail.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State it has not made and will not make an offer of common stock which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State other than:

(a)	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), per Relevant Member State, subject to obtaining the prior consent of the underwriters; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common stock shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or a supplemental prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of common stock to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe for the common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

Notice to Prospective Investors in the United Kingdom

In the United Kingdom, this prospectus supplement and any other material in relation to the common stock described herein are being distributed only to, and are directed only at, persons who are “qualified investors” (as defined in the Prospectus Directive) who are (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it would otherwise be lawful to distribute them, all such persons together being referred to as “Relevant Persons.” The common stock being offered hereby is only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common stock will be engaged in only with, Relevant Persons. This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by any recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this prospectus supplement or its contents. The common stock is not being offered to the public in the United Kingdom.

LEGAL MATTERS

Weil, Gotshal & Manges LLP, New York, New York, has passed upon the validity of the shares of common stock on behalf of us. The validity of the shares of common stock will be passed on for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements of WPX Energy, Inc. appearing in WPX Energy, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2014 including the schedule appearing therein, and the effectiveness of WPX Energy, Inc.’s internal control over financial reporting as of December 31, 2014, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

The audited consolidated financial statements of RKI Exploration & Production, LLC incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

Approximately 88 percent of our year-end 2014 U.S. proved reserves estimates included in WPX Energy, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2014 were audited by Netherland, Sewell & Associates, Inc., an independent petroleum engineering firm. The description of the audit of such estimates is incorporated by reference into this prospectus supplement upon the authority of said firm as an expert in these matters.

Information included and incorporated by reference in this prospectus supplement regarding RKI Exploration & Production, LLC’s estimated quantities of oil and natural gas reserves was prepared by LaRoche Petroleum Consultants, Ltd., independent petroleum engineers, geologists and geophysicists, as stated in their reserve reports with respect thereto.

WHERE YOU CAN FIND ADDITIONAL INFORMATION; INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may inspect and copy our reports filed with the SEC at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room. Our SEC filings are also available to the public on the SEC’s Internet site at http://www.sec.gov. Our SEC filings can also be found on our website at http:// www.wpxenergy.com/investors. However, except for our filings with the SEC that are incorporated by reference into this prospectus supplement, the information on or accessible through our website is not a part of this prospectus supplement.

The SEC allows us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information about us by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus supplement. This prospectus supplement incorporates by reference the documents and reports listed below (other than portions of these documents that are deemed to have been furnished and not filed):

•	our Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 26, 2015;

•

the information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2014 from our Definitive Proxy Statement on Schedule 14A for our 2014 Annual Meeting of Stockholders, filed with the SEC on March 31, 2015;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed with the SEC on May 6, 2015;

•

our Current Reports on Form 8-K (in all cases other than information furnished rather than filed pursuant to any Form 8-K) filed with the SEC on January 29, 2015, March 24, 2015, May 28, 2015 and July 14, 2015; and

•

the description of our common stock contained or incorporated by reference into our Form 10, filed with the SEC on October 20, 2011, including any amendments or reports filed for the purpose of updating such description.

We also incorporate by reference the information contained in all other documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of these documents that are deemed to have been furnished and not filed in accordance with SEC rules, including current reports on Form 8-K furnished under Item 2.02 and Item 7.01 (including any financial statements of exhibits relating thereto furnished pursuant to Item 9.01)) after the date of this prospectus supplement and prior to the sale of all the shares covered by this prospectus supplement. The information contained in any such document will be considered part of this prospectus supplement from the date the document is filed with the SEC.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

All of our reports and corporate governance documents may also be obtained without charge by contacting Investor Relations, WPX Energy, Inc., 3500 One Williams Center, Tulsa, Oklahoma 74172.

PROSPECTUS

WPX Energy, Inc.

COMMON STOCK

PREFERRED STOCK

DEBT SECURITIES

We may offer and sell, from time to time, in one or more offerings, any of the following securities:

•	shares of our common stock,

•	shares of our preferred stock,

•	one or more series of debt securities, which may consist of debentures, notes or other types of debt.

This prospectus provides a general description of these securities. We may provide specific terms of any securities to be offered in supplements to this prospectus. The prospectus supplements may also add, update or change information contained in the prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. The prospectus supplement for each offering will describe in detail the plan of distribution for that offering and will set forth the names of any underwriters, dealers or agents involved in the offering and any applicable fees, commissions or discount arrangements.

Our common stock is listed on the New York Stock Exchange under the symbol “WPX.” Any prospectus supplement will indicate whether the securities offered thereby will be listed on any securities exchange.

Investing in our securities involves risks. See “Risk Factors” on page 2 of this prospectus and “Item 1A—Risk Factors” beginning on page 26 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which is incorporated by reference herein, as well as the “Risk Factors” section of any applicable prospectus supplement or any document incorporated by reference herein, and the other information incorporated by reference in this prospectus or in any prospectus supplement hereto before making a decision to invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 14, 2015

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933. By using a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, any combination of the securities described in this prospectus. As allowed by the SEC rules, this prospectus and any accompanying prospectus supplement does not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits, as well as any accompanying prospectus supplement, any documents incorporated by reference herein or therein and any applicable free writing prospectus. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of the related matters.

You should rely only on the information provided in this prospectus, any prospectus supplement and any applicable free writing prospectus, together with any information incorporated by reference. We have not authorized any person to provide you with any additional or different information. If given or made, any such other information or representation should not be relied upon as having been authorized by us. We are not making an offer to sell our securities in any jurisdiction where an offer or sale is not permitted.

You should also read and carefully consider the information in the documents we have referred you to in “Where You Can Find Additional Information; Incorporation of Certain Documents by Reference” below. Information incorporated by reference after the date of this prospectus is considered a part of this prospectus and may add, update or change information contained in this prospectus. The information in this prospectus, any accompanying prospectus supplement or any document incorporated by reference herein or therein is accurate only as of the date contained on the cover of such documents. Neither the delivery of this prospectus nor any accompanying prospectus supplement, nor any sale made under this prospectus and any accompanying prospectus supplement will, under any circumstances, imply that the information in this prospectus or any accompanying prospectus supplement is correct as of any date after this prospectus or any accompanying prospectus supplement. Our business, financial condition and results of operations may have changed since that date. Any information in such subsequent filings that is inconsistent with this prospectus or any accompanying prospectus supplement (or any document previously incorporated by reference herein or therein) will supersede the information in this prospectus or any accompanying prospectus supplement (or such document previously incorporated by reference herein or therein).

In this prospectus, except as otherwise indicated or as the context otherwise requires, “WPX,” “we,” “our,” “our company” and “us” refer to WPX Energy, Inc., a Delaware corporation, and all of its subsidiaries.

RISK FACTORS

Investing in our securities involves risk. You should review carefully the risks described under “Item 1A—Risk Factors” beginning on page 26 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which is incorporated by reference herein, as well as the “Risk Factors” section of any applicable prospectus supplement, any applicable free writing prospectus or any document incorporated by reference herein, and the other information incorporated by reference in this prospectus or in any prospectus supplement hereto before making a decision to invest in our securities.

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus or incorporated by reference herein. This summary does not contain all of the information that you should consider before investing in our securities. You should read the entire prospectus carefully, including the risks related to our business and investing in our securities discussed in “Item 1A—Risk Factors” beginning on page 26 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which is incorporated by reference herein and the other information and documents incorporated by reference into this prospectus, including our consolidated financial statements and related notes thereto.

Overview

Incorporated in 2011, we are an independent oil and natural gas exploration and production company engaged in the exploitation and development of long-life unconventional properties. We are focused on developing and growing our oil positions in the Williston Basin in North Dakota and the San Juan Basin in the southwestern United States and on profitably exploiting our significant natural gas reserves base and related natural gas liquids (“NGLs”) in the Piceance Basin of the Rocky Mountain region.

We have built a geographically diverse portfolio of natural gas and oil reserves through organic development and strategic acquisitions. Our domestic proved reserves at December 31, 2014 were 4,360 billion cubic feet of gas equivalent (“Bcfe”). As of December 31, 2014, our domestic reserves reflect a mix of 72 percent natural gas, 18 percent crude oil and 10 percent NGLs. During 2014, we replaced our domestic production for all commodities at a rate of 94 percent. For oil alone, we replaced 421 percent of our oil production during 2014. Our Piceance Basin operations form the majority of our proved reserves and current production, providing a low-cost, scalable asset base.

Our principal areas of operation are the Williston Basin in North Dakota, the San Juan Basin in New Mexico and Colorado and the Piceance Basin in Colorado.

Our principal executive office is located at 3500 One Williams Center, Tulsa, Oklahoma 74172. Our telephone number is 855-979-2012. We maintain an Internet site at www.wpxenergy.com. Except for our filings with the SEC that are incorporated by reference into this prospectus, the information on or accessible through our website is not a part of this prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein and in any prospectus supplement or any free writing prospectus include forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. These forward-looking statements relate to anticipated financial performance, management’s plans and objectives for future operations, business prospects, outcome of regulatory proceedings, market conditions and other matters.

All statements, other than statements of historical facts, included in any of the foregoing documents that address activities, events or developments that we expect, believe or anticipate will exist or may occur in the future, are forward-looking statements.

Forward-looking statements can be identified by various forms of words such as “anticipates,” “believes,” “seeks,” “could,” “may,” “should,” “continues,” “estimates,” “expects,” “forecasts,” “intends,” “might,” “goals,” “objectives,” “targets,” “planned,” “potential,” “projects,” “scheduled,” “will” or other similar expressions. These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to management and include, among others, statements regarding:

•	Amounts and nature of future capital expenditures;

•	Expansion and growth of our business and operations;

•	Financial condition and liquidity;

•	Business strategy;

•	Estimates of proved natural gas and oil reserves;

•	Reserve potential;

•	Development drilling potential;

•	Cash flow from operations or results of operations;

•	Acquisitions or divestitures;

•	Seasonality of our business; and

•	Natural gas, NGLs and crude oil prices and demand.

Forward-looking statements are based on numerous assumptions, uncertainties and risks that could cause future events or results to be materially different from those stated or implied in this prospectus or the documents incorporated by reference herein. Many of the factors that will determine these results are beyond our ability to control or predict. Specific factors that could cause actual results to differ from results contemplated by the forward-looking statements include, among others, the following:

•	Availability of supplies (including the uncertainties inherent in assessing, estimating, acquiring and developing future natural gas and oil reserves), market demand, volatility of prices and the availability and cost of capital;

•	Inflation, interest rates, fluctuation in foreign exchange and general economic conditions (including future disruptions and volatility in the global credit markets and the impact of these events on our customers and suppliers);

•	The strength and financial resources of our competitors;

•	Development of alternative energy sources;

•	The impact of operational and development hazards;

•	Costs of, changes in, or the results of laws, government regulations (including climate change regulation and/or potential additional regulation of drilling and completion of wells), environmental liabilities, litigation and rate proceedings;

•	Changes in maintenance and construction costs;

•	Changes in the current geopolitical situation;

•	Our exposure to the credit risk of our customers;

•	Risks related to strategy and financing, including restrictions stemming from our debt agreements, future changes in our credit ratings and the availability and cost of credit;

•	Risks associated with future weather conditions;

•	Acts of terrorism; and

•	Additional risks described in our filings with the SEC.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Given the uncertainties and risk factors that could cause our actual results to differ materially from those contained in any forward-looking statement, we caution investors not to unduly rely on our forward-looking statements. Forward-looking statements speak only as of the date they are made. We disclaim any obligation to and do not intend to update the above list or to announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

In addition to causing our actual results to differ, the factors listed above may cause our intentions to change from those statements of intention set forth in or incorporated by reference in this prospectus. Such changes in our intentions may also cause our results to differ. We may change our intentions, at any time and without notice, based upon changes in such factors, our assumptions or otherwise.

USE OF PROCEEDS

Unless otherwise stated in the prospectus supplement accompanying this prospectus, we will use the net proceeds from the sale of any securities that may be offered hereby for our general corporate purposes, which may include repayment of indebtedness, acquisitions, working capital, capital expenditures and repurchases of our common stock. Pending any specific application, we may initially invest funds in short-term marketable securities.

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31, 2015	Year Ended December 31,
		2014	2013	2012	2011	2010
Ratio of earnings to fixed charges	1.97	2.56	(a)	(b)	2.49	(c)

The ratio of earnings to fixed charges has been computed by dividing (i) income (loss) from continuing operations before income taxes and equity earnings, (ii) fixed charges and (iii) distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees less capitalized interest by fixed charges. Fixed charges consist of interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees and rental expense in an amount deemed to be representative of the interest factor.

For the periods indicated above, we had no outstanding shares of preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are identical to the ratios presented in the tables above.

(a)	Earnings were inadequate to cover fixed charges by $1,730 million.
(b)	Earnings were inadequate to cover fixed charges by $260 million.
(c)	Earnings were inadequate to cover fixed charges by $887 million.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our capital stock as provided in our amended and restated certificate of incorporation and amended and restated bylaws. We also refer you to our amended and restated certificate of incorporation (including our amendment to our amended and restated certificate of incorporation) and our amended and restated bylaws, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

Authorized Capitalization

Our authorized capital stock consists of (i) 2,000,000,000 shares of common stock, par value $0.01 per share and (ii) 100,000,000 shares of preferred stock, par value $0.01 per share. As of June 30, 2015, we had 205,057,581 shares of common stock outstanding and no shares of preferred stock outstanding.

Authorized but unissued shares of our capital stock may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. The Delaware General Corporation Law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which apply so long as our common stock is listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “WPX.”

Voting Rights

Each share of our common stock entitles its holder to one vote in the election of each director. No share of our common stock affords any cumulative voting rights. This means that the holders of a majority of the voting power of the shares voting for the election of directors can elect all directors to be elected if they choose to do so, subject to any voting rights granted to holders of any preferred stock. Generally, except as discussed in “—Anti-Takeover Effects of Certificate of Incorporation and Bylaws Provisions,” all matters to be voted on by stockholders must be approved by a majority of the total voting power of the common stock present in person or represented by proxy at a meeting at which a quorum exists, subject to any voting rights granted to holders of any preferred stock. Except as otherwise provided by law or in the amended and restated certificate of incorporation (as further discussed in “—Anti-Takeover Effects of Certificate of Incorporation and Bylaws Provisions”), and subject to any voting rights granted to holders of any outstanding preferred stock, amendments to the amended and restated certificate of incorporation must be approved by a majority of the votes entitled to be cast by the holders of common stock.

Dividends

Subject to the rights, if any, of holders of any outstanding series of preferred stock, holders of our common stock are entitled to dividends in such amounts and at such times as our board of directors in its discretion may declare out of funds legally available for the payment of dividends. Dividends on our common stock will be paid at the discretion of our board of directors after taking into account various factors, including:

•	our financial condition;

•	our results of operations;

•	our capital requirements and development expenditures;

•	our future business prospects; and

•	any restrictions imposed by future debt instruments.

Other Rights

On liquidation, dissolution or winding up of WPX, after payment in full of the amounts required to be paid to holders of preferred stock, if any, all holders of common stock are entitled to receive the same amount per share with respect to any distribution of assets to holders of shares of common stock.

No shares of common stock are subject to redemption or have preemptive rights to purchase additional shares of our common stock or other securities.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock. Unless required by law or by any stock exchange on which our common stock is listed, the authorized shares of preferred stock will be available for issuance without further action by our stockholders. Our board of directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series, including the following:

•	the designation of the series;

•	the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights, if any, and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will have conversion privileges and if so, the terms and conditions of such privileges, including provision for adjustment of the conversion rate, if any;

•	restrictions on the issuance of shares of the same series or of any other class or series;

•	the voting rights, if any, of the holders of the series; and

•	any other relative rights, preferences and limitations of such series.

The preferred stock may be issued from time to time in one or more series. The particular terms of each series being offered will be described in the prospectus supplement relating to that series of preferred stock. You should also refer to our amended and restated certificate of incorporation and to the certificate of designations relating to the series of the preferred stock being offered for the complete terms of that series of preferred stock. The certificate of designations with respect to each series of preferred stock offered will be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. Each series of preferred stock will, when issued against full payment of the purchase price relating to a series of preferred stock, be fully paid and nonassessable.

Anti-Takeover Effects of Certificate of Incorporation and Bylaws Provisions

Some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make the following more difficult:

•	acquisition of us by means of a tender offer or merger;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Classified Board

Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes until the election of directors at the annual meeting of stockholders to be held in 2017. Commencing at the 2015 annual meeting of stockholders, successors to the class of directors whose terms expire at such meeting shall be elected to hold office for a term expiring at the next annual meeting of stockholders and until their successors are elected and qualified. Commencing with the election of directors at the 2017 annual meeting of stockholders, the board of directors shall no longer be divided into classes and all directors shall be elected to hold office for a term expiring at the next annual meeting of stockholders and until their successors are elected and qualified.

Election and Removal of Directors

A director nominee shall be elected to our board of directors if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election. Our amended and restated certificate of incorporation requires that directors may only be removed for cause and only by the affirmative vote of not less than 75% of votes entitled to be cast by the outstanding capital stock in the election of our board of directors.

Size of Board and Vacancies

Our amended and restated certificate of incorporation provides that the number of directors on our board of directors will be fixed exclusively by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors will be filled solely by the vote of our remaining directors in office. Any vacancies in our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled solely by the vote of our remaining directors in office.

Stockholder Action by Written Consent

Our amended and restated certificate of incorporation does not provide for our stockholders to act by written consent.

Stockholder Meetings

Our amended and restated certificate of incorporation and amended and restated bylaws provide that a special meeting of our stockholders may be called only by (i) our board of directors or (ii) the chairman of our board of directors with the concurrence of a majority of our board of directors.

Amendments to Certain Provisions of our Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the provisions of our bylaws relating to the calling of meetings of stockholders, notice of meetings of stockholders, stockholder action by written consent, advance notice of stockholder business or director nominations, the authorized number of directors, the classified board structure, the filling of director vacancies or the removal of directors (and any provision relating to the amendment of any of these provisions) may only be amended by the vote of a majority of our entire board of directors or by the vote of holders of at least 75% of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors.

Amendment of Certain Provisions of our Certificate of Incorporation

The amendment of any of the above provisions in our amended and restated certificate of incorporation requires approval by the vote of a majority of our entire board of directors followed by the vote of holders of at least 75% of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

No Cumulative Voting

Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting in the election of directors.

Undesignated Preferred Stock

The authorization of our undesignated preferred stock makes it possible for our board of directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law (the “DGCL”). Subject to specific exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the “business combination,” or the transaction in which the stockholder became an “interested stockholder” is approved by the board of directors prior to the date the “interested stockholder” attained that status;

•	upon completion of the transaction that resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding and not outstanding, voting stock owned by the interested stockholder, those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentiality whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•	on or subsequent to the date a person became an “interested stockholder,” the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the “interested stockholder.”

“Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within the previous three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, therefore, may discourage attempts to acquire us.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Under our amended and restated certificate of incorporation, subject to limitations imposed by the DGCL, no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions); or

•	for any transaction from which a director derived an improper personal benefit.

Our amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers. There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock.

DESCRIPTION OF DEBT SECURITIES

We may offer the debt securities from time to time as senior debt. The debt securities will be issued under the indenture, dated as of September 8, 2014, between us and The Bank of New York Mellon Trust Company, N.A., as trustee. The terms of the indenture are also governed by certain provisions of the Trust Indenture Act of 1939 (the “Trust Indenture Act”).

The debt securities may be issued from time to time in one or more series. The particular terms of each series which is offered by a prospectus supplement will be described in the related prospectus supplement.

We have summarized the material terms of the indenture below. The indenture has been incorporated by reference as an exhibit to the registration statement. See “Where You Can Find Additional Information; Incorporation of Certain Documents by Reference.” You should read the indenture for provisions that may be important to you. Whenever we refer in this prospectus or in the related prospectus supplement to particular sections or defined terms contained in the indenture, those sections or defined terms are incorporated by reference in this prospectus or the related prospectus supplement, as applicable.

In this section, “WPX,” “we,” “our,” “our company” and “us” refer only to WPX Energy, Inc. and not to any of our subsidiaries.

General

The indenture provides that debt securities in separate series may be issued by us from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the debt securities of any series. We will determine the terms and conditions of the debt securities, including the maturity, principal and interest. The debt securities will be unsecured obligations of our company.

A prospectus supplement will set forth the following terms of, and information relating to, the debt securities:

(1) the title of the debt securities;

(2) any initial limit upon the aggregate principal amount of the series (subject to our ability to issue additional notes under any series);

(3) the date or dates on which the principal and premium, if any, of the debt securities is payable;

(4) the rate or rates, or the method of determination of rates, at which the debt securities will bear interest, if any, the date or dates from which such interest will accrue, the interest payment dates on which such interest will be payable and, if other than as set forth in the indenture, the record dates for the determination of holders to whom interest is payable;

(5) in addition to the office or agency of in the Borough of Manhattan, The City of New York, any other place or places where the principal of, and premium, if any, and any interest on the debt securities will be payable;

(6) the specified currency of the debt securities;

(7) the currency or currencies in which payments on the debt securities are payable, if other than the specified currency;

(8) the price or prices at which, the period or periods within which and the terms and conditions upon which the debt securities may be redeemed, in whole or in part, at our option, pursuant to any sinking fund or otherwise;

(9) our obligation, if any, to redeem, purchase or repay the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder thereof and the price at which or procedures by which and the period or periods within which and the terms and conditions upon which the debt securities will be redeemed, purchased or repaid, in whole or in part, pursuant to such obligation;

(10) if other than minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof, the denominations in which the debt securities will be issuable;

(11) if other than the principal amount thereof, the portion of the principal amount of the debt securities which shall be payable upon declaration of acceleration of the maturity thereof pursuant to an event of default;

(12) if the principal of or interest on the debt securities are to be payable, at our election or a holder thereof, in a coin or currency other than the specified currency, the period or periods within which, and the terms and conditions upon which, such election may be made;

(13) if the amount of payments of principal of and interest on the debt securities may be determined with reference to an index based on a coin or currency other than the specified currency, the manner in which such amounts shall be determined;

(14) any addition to, or modification of, any events of default with respect to the debt securities, and whether any such additional or modified events of default shall be subject to covenant defeasance;

(15) if other than the rate of interest stated in the title of the debt securities, the applicable overdue rate;

(16) in the case of any series of non-interest bearing debt securities, the applicable dates for purposes of furnishing the trustee the list of names and addresses of the holders of the debt securities in compliance with the indenture;

(17) if other than The Bank of New York Mellon Trust Company, N.A. is to act as trustee for the debt securities, the name and principal office of such trustee;

(18) if either or both of legal defeasance and covenant defeasance provisions of the indenture do not apply to the debt securities;

(19) if applicable, that the debt securities shall be issuable in whole or in part in the form of one or more global securities and, in such case, the name of the respective depositaries for such global securities, the form of any legend or legends which shall be borne by any such global security in addition to or in lieu of those set forth in the indenture and any circumstances in addition to or in lieu of those set forth in the indenture in which any such global security may be exchanged in whole or in part for debt securities registered, and any transfer of such global security in whole or in part may be registered, in the name or names of persons other than the depositary for such global security or a nominee thereof;

(20) any addition to, or modification of, any covenants set forth in the indenture with respect to the debt securities, and whether any such additional or modified covenant shall be subject to covenant defeasance; and

(21) any other terms of the debt securities.

If a series of debt securities is denominated in a currency or currency unit other than U.S. dollars, the prospectus supplement will specify the denomination in which the debt securities will be issued and the coin or currency in which the principal and any premium or interest on those debt securities will be payable. In addition, special U.S. federal income tax or other considerations applicable to any debt securities which are denominated in a currency or currency unit other than U.S. dollars may be described in the applicable prospectus supplement.

The debt securities may be sold at a substantial discount below their principal amount. Special U.S. federal income tax considerations applicable to debt securities sold at an original issue discount may be described in the applicable prospectus supplement.

Merger, Consolidation and Sale of Assets

The indenture provides that we may not directly or indirectly consolidate with or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets and properties and the assets and properties of our Subsidiaries (as defined in the indenture) (taken as a whole) in one or more related transactions to another Person (as defined in the indenture), unless:

(1) either: (a) we are the survivor; or (b) the Person formed by or surviving any such consolidation or merger (if other than us) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is a Person formed, organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than us) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition has been made expressly assumes by supplemental indenture, in form reasonably satisfactory to the trustee, executed by the successor person and delivered to the trustee, the due and punctual payment of the principal of and any premium and interest on the debt securities outstanding thereunder and the performance of all of our obligations under the indenture and the debt securities outstanding thereunder;

(3) we or the Person formed by or surviving any such merger will deliver to the trustee an officer’s certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and such supplemental indenture (if any) comply with the indenture and that all conditions precedent in the indenture relating to such transaction have been complied with; and

(4) immediately after giving effect to such transaction, no event of default or event which, after notice or lapse of time, or both, would become an event of default, shall have occurred and be continuing.

Upon any consolidation by us with or our merger into any other Person or Persons where we are not the survivor or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of our properties and assets and the properties and assets of our Subsidiaries (taken as a whole) to any Person or Persons in accordance herewith, the successor Person formed by such consolidation or into which we are merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, us under the indenture with the same effect as if such successor Person had been named as WPX therein; and thereafter, except in the case of a lease, the predecessor Person shall be released from all obligations and covenants under the indenture and the debt securities.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the properties or assets of a Person.

An assumption of our obligations on the debt securities and under the indenture by any successor Person might be deemed for U.S. federal income tax purposes to cause an exchange of the debt securities for new debt securities by the beneficial owners thereof, resulting in recognition of gain or possible loss for such purposes and possibly other adverse tax consequences to the beneficial owners. You should consult your tax advisors regarding the tax consequences of such an assumption.

Events of Default

Unless otherwise specified in the prospectus supplement, each of the following will constitute an event of default under the indenture with respect to debt securities of any series:

(1) a default in the payment of interest on the debt securities of such series when due that continues for 30 days;

(2) a default in the payment of the principal of or any premium, if any, on the debt securities of such series when due at their stated maturity, upon redemption, or otherwise;

(3) default in the making or satisfaction of any sinking fund payment or analogous obligation as and when the same shall become due and payable by the terms of the debt securities of such series;

(4) failure by us duly to observe or perform any other of the covenants or agreements in the indenture (other than a covenant or agreement in respect of the debt securities of such series a default in whose observance or performance is elsewhere in this “—Events of Default” specifically dealt with), which failure continues for a period of 60 days, or, in the case of any reporting covenant, which failure continues for a period of 90 days, after the date on which written notice of such failure, requiring the same to be remedied and stating that such notice is a “Notice of Default” has been given to us by the trustee, upon direction of holders of at least 25% in principal amount of then outstanding debt securities of such series; provided, however, that if such failure is not capable of cure within such 60-day or 90-day period, as the case may be, such 60-day or 90-day period, as the case may be, shall be automatically extended by an additional 60 days so long as (i) such failure is subject to cure, and (ii) we are using commercially reasonable efforts to cure such failure;

(5) certain events of bankruptcy, insolvency or reorganization affecting us; and

(6) any other event of default provided with respect to debt securities of that series.

In case an event of default specified in clause (1), (2) or (3) above shall occur and be continuing with respect to the debt securities of such series, holders of at least 25%, and in case an event of default specified in clause (4) or (6) (unless, in the case of clause (6), otherwise provided for in the applicable series of debt securities) above shall occur and be continuing with respect to the debt securities of such series, holders of at least a majority, in aggregate principal amount of the debt securities of such series then outstanding may declare the principal amount of all the debt securities of such series outstanding under the indenture to be due and payable immediately. If an event of default described in clause (5) above shall occur and be continuing then the principal amount of all the debt securities of such series then outstanding under the indenture shall be and become due and payable immediately, without notice or other action by any holder or the trustee, to the full extent permitted by law.

Holders of the debt securities may not enforce the indenture or the debt securities except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding debt securities of such series may direct the trustee in its exercise of any trust or power with respect to the debt securities of such series. The indenture provides that the trustee may withhold notice to the holders of debt securities of any such series of any default with respect to the debt securities of such series (except in payment of principal of or interest or premium on the debt securities of such series) if the trustee considers it in the interest of holders to do so.

Holders of not less than a majority in principal amount of the debt securities of such series then outstanding by notice to the trustee may on behalf of the holders of all of the debt securities of such series, waive any past or existing default or event of default under the indenture and its consequences, except a continuing default (a) in the payment of principal of, or interest or premium, if any, on the debt securities of such series or (b) in respect of a covenant or other provision of the indenture, which under the indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of such series.

We are required to deliver to the trustee annually a statement regarding compliance with the indenture.

Modification and Amendment

The indenture provides that modifications and amendments may be made by us and the trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification or amendment voting as a single class. We may not make any of the following modifications or amendments to the indenture without the consent of the holder of each outstanding debt security of such series affected by the modification or amendment:

(1) change the stated maturity of the principal of, or scheduled date for the payment of any installment of interest on, any debt security;

(2) reduce the principal amount of, the rate of interest payable on, or any premium payable upon the redemption of, any debt security;

(3) change the place of payment for any debt security or the currency in which the principal of, or any premium or interest on, any debt security is payable;

(4) impair or affect the right to institute suit for the enforcement of any payment of principal, premium, or interest on or with respect to any debt security on or after the date that such payment has become due and payable;

(5) with respect to the debt securities of a series the terms of which provide for the making and consummation of an offer to repurchase such debt securities in connection with a change of control (as defined in such terms), amend, change or modify our obligation to make and consummate such offer to repurchase after the related change of control has occurred, including amending, changing or modifying any definition relating thereto; or

(6) reduce the percentage in principal amount of outstanding debt securities of any series the consent of whose holders is required for any supplemental indenture amending or modifying the indenture or any waiver (of certain defaults and their consequences) provided for in the indenture or reduce the requirements contained in the indenture for quorum or voting.

A supplemental indenture that changes or eliminates any covenant or other provision of the indenture that has been included expressly and solely for the benefit of one or more particular series of debt securities, or that modifies the rights of holders of debt securities of such series with respect to such covenant or other provision, are deemed not to affect the rights under the indenture of the holders of debt securities of any other series.

The indenture provides that we and the trustee may, at any time and from time to time, without the consent of any holders of the debt securities of any series, enter into one or more supplemental indentures, in form satisfactory to the trustee, for any of the following purposes:

(1) to evidence the succession of another person to us, and the assumption by any such successor of our covenants in the indenture and the debt securities;

(2) to add to our covenants for the benefit of the holders of all or any series of the debt securities (as shall be specified in such supplemental indenture or indentures) or to surrender any right or power in the indenture conferred on us;

(3) to establish the forms or terms of the debt securities;

(4) to evidence and provide for acceptance of appointment of a successor trustee under the indenture with respect to the debt securities of one or more series and to add to or change any of the provisions of the indenture as shall be necessary to provide for or facilitate the administration of the trusts under the indenture by more than one trustee;

(5) to cure any ambiguity, to correct or supplement any provision in the indenture that may be defective or inconsistent with any other provision of the indenture, or to make any other provisions with respect to matters or questions arising under such indenture; provided that no such action pursuant to this clause (4) shall adversely affect the interests of the holders of the debt securities of any series then outstanding in any material respect;

(6) to add any additional events of default with respect to all or any series of debt securities (as shall be specified in such supplement indenture);

(7) to supplement any of the provisions of the indenture to such extent as shall be necessary for the defeasance and discharge of any series of debt securities pursuant to “—Discharge, Legal Defeasance and Covenant Defeasance”; provided that any such action shall not adversely affect the interests of any holder of any outstanding debt security of such series or any other debt security in any material respect;

(8) to add guarantees in respect of the debt securities of one or more series and to provide for the terms and conditions of release thereof;

(9) to convey, transfer, assign, mortgage or pledge to the trustee as security for the debt securities of one or any series any property or assets and to provide for the terms and conditions of any release thereof;

(10) to provide for definitive securities in addition to or in place of global securities;

(11) to provide for the issuance of additional debt securities in accordance with the limitations set forth in the indenture;

(12) to add to, change or eliminate any of the provisions of the indenture or any indentures supplemental thereto in respect of one or more series of debt securities; provided that any such addition, change or elimination (i) shall not apply to, or modify the rights of any holder of, any such debt securities created prior to the execution of such supplemental indenture, or (ii) shall become effective only when no debt securities created prior to the execution of such supplemental indenture are outstanding;

(13) to conform the text of the indenture or the debt securities of any series to any provision of the applicable description thereof in the related prospectus or prospectus supplement to the extent that such provision, in our good faith judgment, was intended to be a recitation of a provision of the indenture or such debt securities; or

(14) to make any other change that does not adversely affect the rights of holders of outstanding debt securities in any material respect.

Discharge, Legal Defeasance and Covenant Defeasance

The indenture provides that we may satisfy and discharge our obligations under the debt securities of any series and the indenture if:

(1) either:

(a)	all debt securities of such series previously authenticated and delivered have been delivered to the trustee for cancellation, except mutilated, lost, stolen or destroyed debt securities that have been replaced or paid and debt securities for whose payment money has been deposited in trust and thereafter repaid to us or discharged from such trust; or

(b)	all such debt securities of such series not delivered to the trustee for cancellation have become due and payable, mature within one year, or are to be called for redemption within one year under arrangements satisfactory to the trustee for giving the notice of redemption and we irrevocably deposit or cause to be deposited in trust with the trustee, as trust funds solely for the benefit of the holders, for such purpose, money in an amount sufficient or governmental obligations, the scheduled payments of principal of and interest on which shall be sufficient, or a combination thereof that shall be sufficient (in the opinion of a nationally recognized independent registered public accounting firm expressed in a written certification thereof delivered to the trustee, which opinion need be given only if governmental obligations have been so deposited) without consideration of any reinvestment to pay and discharge the entire indebtedness on such then outstanding debt securities of such series to maturity or earlier redemption, as the case may be; and

(2) we pay or cause to be paid all other sums payable by us under such indenture with respect to outstanding debt securities of such series; and

(3) we deliver to the trustee an officers’ certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in the indenture relating to the satisfaction and discharge of the indenture have been complied with.

Notwithstanding such satisfaction and discharge, our obligations to compensate and indemnify the trustee and our and the trustee’s obligations to hold funds in trust and to apply such funds pursuant to the terms of the indenture with respect to the debt securities of such series, with respect to issuing temporary debt securities of such series, with respect to the registration, transfer and exchange of debt securities of such series, with respect to the replacement of mutilated, destroyed, lost or stolen debt securities of such series and with respect to the maintenance of an office or agency for payment with respect to the debt securities of such series, shall in each case survive such satisfaction and discharge.

The indenture provides that (i) we will be deemed to have paid and will be discharged from any and all obligations in respect of the debt securities of such series, and the provisions of the indenture will, except as noted below, no longer be in effect with respect to the debt securities of such series (“defeasance”) and (ii) we may, with respect to debt securities of such series, omit to comply with the covenants under “—Merger, Consolidation or Sale of Assets,” and (unless otherwise set forth therein) any additional covenants described in the applicable prospectus supplement, and such omission shall be deemed not to be an event of default under clause (3) of the first paragraph of “—Events of Default and Remedies” with respect to the debt securities of such series (“covenant defeasance”) and provided that the following conditions shall have been satisfied:

(1) we have irrevocably deposited or caused to be deposited in trust with the trustee as trust funds solely for the benefit of the holders of such debt securities of such series, money in an amount sufficient or government obligations, the scheduled payments of principal of and interest on which shall be sufficient, or a combination thereof that shall be sufficient (in the opinion of a nationally recognized independent registered public accounting firm expressed in a written certification thereof delivered to the trustee) without consideration of any reinvestment to pay and discharge the principal of and accrued interest on such then outstanding debt securities of such series to maturity or earlier redemption, as the case may be;

(2) such defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which we are a party or by which we are bound;

(3) no event of default or event which with notice or lapse of time would become an event of default with respect to such debt securities of such series shall have occurred and be continuing on the date of such deposit (other than an event of default resulting from non-compliance with any covenant from which we are released upon effectiveness of such defeasance or covenant defeasance as applicable);

(4) we shall have delivered to the trustee an opinion of counsel as described in the indenture to the effect that: the holders of the debt securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of the option under this provision of the indenture and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance or covenant defeasance had not occurred;

(5) we have delivered to the trustee an officers’ certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in the indenture relating to the defeasance or covenant defeasance have been complied with; and

(6) if the debt securities of such series are to be redeemed prior to their maturity, notice of such redemption shall have been duly given or provision therefor satisfactory to the trustee shall have been made.

Notwithstanding a defeasance or covenant defeasance with respect to the debt securities of such series, our obligations with respect to the following will survive until otherwise terminated or discharged under the terms of the indenture or until no debt securities of such series are outstanding:

(1) the rights of holders to receive payments in respect of the principal of, interest on or premium, if any, on such debt securities of such series when such payments are due from the trust referred in clause (1) in the preceding paragraph;

(2) the issuance of temporary debt securities, the registration, transfer and exchange of debt securities, the replacement of mutilated, destroyed, lost or stolen debt securities and the maintenance of an office or agency for payment and holding payments in trust with respect to the debt securities;

(3) the rights, powers, trusts, duties and immunities of the trustee, and our obligations in connection therewith; and

(4) the defeasance provisions of the indenture.

No Personal Liability

None of any affiliate, director, officer, partner, employee, incorporator, manager or owner of our Capital Stock (as defined in the indenture), as such, will have any liability for any of our obligations under the debt securities of any series, the indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of debt securities of such series by accepting a debt security waives and releases all such liability. The waiver and release are part of the consideration for issuance of the debt securities of such series. The waiver may not be effective to waive liabilities under the federal securities laws.

Notices

Notices to holders of the debt securities of any series will be given by mail to the addresses of such holders as they appear in the security register.

Reports

We will be required to file with the trustee, within 30 days after we have filed the same with the SEC, copies of the annual reports and of the information, documents, and other reports that we are required to file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act or pursuant to Section 314 of the Trust Indenture Act. Annual reports, information, documents and reports that are filed by us with the SEC via the EDGAR system or any successor electronic delivery procedure will be deemed to be filed with the trustee at the time such documents are filed via the EDGAR system or such successor procedure. Delivery of such reports, information and documents to the trustee is for informational purposes only, and the trustee’s receipt of such will not constitute constructive notice of any information contained therein or determinable from information contained therein, including our compliance with any of our covenants in the indenture.

Title

We or the trustee may treat the registered owner of any registered debt security as the owner thereof (whether or not the debt security shall be overdue and notwithstanding any notice to the contrary) for the purpose of making payment and for all other purposes.

Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York. The indenture is subject to the provisions of the Trust Indenture Act that are required to be a part of the indenture and shall, to the extent applicable, be governed by those provisions.

Concerning the Trustee

The Bank of New York Mellon Trust Company, N.A. is the trustee under the indenture. If the trustee becomes a creditor of ours, the indenture limits its right to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if the trustee acquires any conflicting interest (as defined in the Trust Indenture Act) after a default has occurred and is continuing, it must eliminate such conflict within 90 days, apply to the Securities and Exchange Commission for permission to continue or resign.

The holders of a majority in principal amount of the then outstanding debt securities of a series, will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee with respect to the debt securities of such series, subject to certain exceptions. The indenture provides that in case an event of default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of debt securities of a series, unless such holder has offered to the trustee security or indemnity satisfactory to it against any loss, liability or expense.

CERTAIN ERISA CONSIDERATIONS

Unless otherwise indicated in the applicable prospectus supplement, the following is a summary of certain considerations associated with the purchase of the securities offered under this prospectus by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the securities to be offered under this prospectus of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of securities to be offered under this prospectus by an ERISA Plan with respect to which any of the issuer, the underwriter, or their affiliates is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor (the “DOL”) has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of the securities to be offered under this prospectus. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities to be offered under this prospectus nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the securities to be offered under this prospectus should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of a security, each purchaser and subsequent transferee of a security will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold the securities constitutes assets of any Plan or (ii) the purchase and holding of the securities by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the securities on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the securities.

PLAN OF DISTRIBUTION

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. We will provide the specific plan of distribution for any securities to be offered in supplements to this prospectus.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York.

EXPERTS

The consolidated financial statements of WPX Energy, Inc. appearing in WPX Energy, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2014 including the schedule appearing therein, and the effectiveness of WPX Energy, Inc.’s internal control over financial reporting as of December 31, 2014, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

The audited consolidated financial statements of RKI Exploration & Production, LLC incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

Approximately 88 percent of our year-end 2014 U.S. proved reserves estimates included in WPX Energy, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2014 were audited by Netherland, Sewell & Associates, Inc., an independent petroleum engineering firm. The description of the audit of such estimates is incorporated by reference into this prospectus upon the authority of said firm as an expert in these matters.

Information incorporated by reference in this prospectus regarding RKI Exploration & Production, LLC’s estimated quantities of oil and natural gas reserves was prepared by LaRoche Petroleum Consultants, Ltd., independent petroleum engineers, geologists and geophysicists, as stated in their reserve reports with respect thereto.

WHERE YOU CAN FIND ADDITIONAL INFORMATION; INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may inspect and copy our reports filed with the SEC at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room. Our SEC filings are also available to the public on the SEC’s Internet site at http://www.sec.gov. Our SEC filings can also be found on our website at http:// www.wpxenergy.com/investors. However, except for our filings with the SEC that are incorporated by reference into this prospectus, the information on or accessible through our website is not a part of this prospectus.

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information about us by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus. This prospectus incorporates by reference the documents and reports listed below (other than portions of these documents that are deemed to have been furnished and not filed):

•	our Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 26, 2015;

•	the information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2014 from our Definitive Proxy Statement on Schedule 14A for our 2014 Annual Meeting of Stockholders, filed with the SEC on March 31, 2015;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed with the SEC on May 6, 2015;

•	our Current Reports on Form 8-K (in all cases other than information furnished rather than filed pursuant to any Form 8-K) filed with the SEC on January 29, 2015, March 24, 2015, May 28, 2015 and July 14, 2015; and

•	the description of our common stock contained or incorporated by reference into our Form 10, filed with the SEC on October 20, 2011, including any amendments or reports filed for the purpose of updating such description.

We also incorporate by reference the information contained in all other documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of these documents that are deemed to have been furnished and not filed in accordance with SEC rules, including current reports on Form 8-K furnished under Item 2.02 and Item 7.01 (including any financial statements of exhibits relating thereto furnished pursuant to Item 9.01)) after the date of this prospectus and prior to the sale of all the securities covered by this prospectus. The information contained in any such document will be considered part of this prospectus from the date the document is filed with the SEC.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

All of our reports and corporate governance documents may also be obtained without charge by contacting Investor Relations, WPX Energy, Inc., 3500 One Williams Center, Tulsa, Oklahoma 74172.

30,000,000 Shares

WPX Energy, Inc.

Common Stock

Prospectus Supplement

July 16, 2015

Joint Book-Running Managers

Barclays	Tudor, Pickering, Holt & Co.

BofA Merrill Lynch	Citigroup	J.P. Morgan	Wells Fargo Securities

Joint Lead Managers

Credit Suisse	RBC Capital Markets

Co-Managers

BBVA	Credit Agricole CIB	MUFG
Piper Jaffray	Scotia Howard Weil	TD Securities
BB&T Capital Markets	BNP PARIBAS	BOSC, Inc.
Capital One Securities		Heikkinen Energy Advisors
IBERIA Capital Partners L.L.C.		Seaport Global Securities